     As filed with the Securities and Exchange Commission on May 1, 2002
                                                      Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------
                               CONMED Corporation
             (Exact name of registrant as specified in its charter)

              New York                                          16-0977505
    (State or other jurisdiction                             (I.R.S. employer
         of incorporation or                              identification number)
            organization)

                                 525 French Road
                           Utica, New York 13502-5994
                                 (315) 797-8375
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)
                                 Daniel S. Jonas
                         Vice President - Legal Affairs
                               and General Counsel
                                 525 French Road
                           Utica, New York 13502-5994
                                 (315) 797-8375
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                             ----------------------
                                   Copies to:

      Robert W. Downes                               Allan G. Sperling
    Sullivan & Cromwell                      Cleary, Gottlieb, Steen & Hamilton
      125 Broad Street                               One Liberty Plaza
     New York, NY 10004                              New York, NY 10006
       (212) 558-4000                                  (212) 225-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                             -----------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ] __________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
                                   ----------
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                                   ----------

                                         CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                          Proposed maximum    Proposed maximum
    Title of each class of securities      Amount to be    offering price        aggregate          Amount of
             to be registered               Registered      per share(2)     offering price(2)  registration fee
------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.01 per share     3,450,000          $25.285          $87,233,250          $8,026
                                            shares(1)
==================================================================================================================

(1) Includes 450,000 shares of Common Stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for purposes of calculating the registration fee (based on the average of the high and low prices of CONMED Corporation common stock as reported in the Nasdaq National Market on April 24, 2002).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                   SUBJECT TO COMPLETION, DATED MAY 1, 2002

PROSPECTUS
                                  [CONMED Logo]

                                3,000,000 Shares

                               CONMED Corporation

                                  Common Stock
                                $ _____ per share

                                    ---------

         We are selling 3,000,000 shares of our common stock in this offering. We have granted the underwriters an option to purchase up to 450,000 additional shares of our common stock to cover any over-allotments.

         Our common stock is quoted on the Nasdaq National Market under the symbol "CNMD". The last reported sale price of our common stock on the Nasdaq National Market on April 29, 2002, was $25.49 per share.

                                  ------------

         Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -------------

                                                   Per share            Total

                                              ----------------   ---------------
Public offering price                         $                  $
Underwriting discount                         $                  $
Proceeds to CONMED (before expenses)          $                  $


         The underwriters expect to deliver the shares to purchasers on or about _________ __, 2002.

                                  -------------

Salomon Smith Barney
                 UBS Warburg
                        Needham & Company, Inc.
                                  First Albany Corporation

________ __, 2002

                          [Insert Pictures of Products]

                                TABLE OF CONTENTS

                                                                                        Page
Summary....................................................................................1
Risk Factors...............................................................................7
Cautionary Statement Concerning Forward-Looking Statements................................13
Price Range of Our Common Stock...........................................................14
Dividend Policy...........................................................................14
Use of Proceeds...........................................................................15
Capitalization............................................................................16
Selected Financial Data...................................................................17
Management's Discussion and Analysis of Financial Condition and Results of Operations.....20
Business..................................................................................30
Management................................................................................43
Description of Capital Stock..............................................................45
Shares Eligible for Future Sale...........................................................46
Underwriting..............................................................................48
Validity of Common Stock..................................................................50
Experts...................................................................................50
Where You Can Find More Information.......................................................50
Index to Financial Statements............................................................F-1

                           --------------------------

         You should rely only in the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference herein. An investment in the Common Stock involves significant risks. See "Risk Factors."

                               CONMED Corporation

         CONMED Corporation is a medical technology company specializing in instruments, implants and video equipment for arthroscopic sports medicine, and powered surgical instruments, such as drills and saws, for orthopedic, ENT, neuro-surgery and other surgical specialties. We are also a leading developer, manufacturer and supplier of advanced surgical devices, including radio frequency, or RF, electrosurgery systems used routinely to cut and cauterize tissue in nearly all types of surgical procedures worldwide and endoscopy products such as trocars, clip appliers, scissors and surgical staplers. We also manufacture and sell a full line of ECG electrodes for heart monitoring and other patient care products.

         The following table sets forth the percentage of net sales for each category of our products for 1999, 2000 and 2001:

                                                  Year Ended December 31,
                                          --------------------------------------
                                             1999         2000           2001
                                          ----------  -------------  -----------
Arthroscopy...........................        38%          36%            36%
Powered surgical instruments..........        23           29             27
Electrosurgery........................        17           16             16
Patient Care..........................        21           17             16
Endoscopy.............................         1            2              5
                                          ----------  -------------  -----------
     Total............................       100%         100%           100%
                                          ==========  =============  ===========
Net sales (in thousands)..............     $376,226     $395,873       $428,722
                                          ==========  =============  ===========


         Our products are used in a variety of clinical settings such as operating rooms, surgery centers, physicians' offices and critical care areas of hospitals. We employ a razor/razor blade business model whereby we sell capital equipment and the associated single-use disposable products. During 2001, we derived approximately 75% of our revenues from single-use disposable products and the remainder from capital equipment. We believe the sale of disposable products provides a recurring revenue stream that helps insulate us from temporary market downturns.

         We have used strategic business acquisitions to broaden our product offerings, to increase our market share in certain product lines and to realize economies of scale. Since 1997, we have completed six significant business acquisitions. The completed acquisitions, together with internal growth, have resulted in a compound annual growth rate in net sales of 32% between 1997 and 2001.

Industry

         The growth in the markets for our products is primarily driven by:

         Favorable Demographics. The number of surgical procedures performed is increasing. This growth in surgical procedures reflects demographic trends, such as the aging of the population, and technological advancements, such as safer and less invasive surgical procedures. Sales of our surgical products represented over 85% of our total 2001 sales.

         Continued Pressure to Reduce Health Care Costs. In response to rising health care costs, managed care companies and other third-party payers have placed pressures on health care providers to reduce costs. In turn, health care providers are increasingly purchasing single-use, disposable products, which reduce the costs associated with sterilizing surgical instruments and products following surgery.

         Increased Global Medical Spending. We believe that foreign markets offer growth opportunities for our products. We currently distribute our products through our own sales subsidiaries or through local dealers in over 100 foreign countries. International sales represented approximately 29% of total sales in 2001.

Competitive Strengths

         We believe that we have a top two or three market share position in each of our five key product areas and have established our position as a market leader by capitalizing on the following competitive strengths:

     o Strong Brand Recognition. Our products are sold under leading brand names, including CONMED(R), Linvatec(R), and Hall Surgical(R). These brand names are well recognized by physicians for quality and service, and we believe that brand recognition helps drive demand for our products.

     o Breadth of Product Offering. The breadth of our product lines in our key product areas enables us to meet a wide range of customer requirements and preferences. In three of our five key product areas, we are only one of two providers that offers a full line of products.

     o Successful Integration of Acquisitions. Since 1997, we have completed six acquisitions, including the 1997 acquisition of Linvatec Corporation which more than doubled our size. Our management team, which averages more than 15 years of experience in the health care industry, has demonstrated a historical ability to identify complementary acquisitions and to integrate acquired companies into our operations.

     o Extensive Marketing and Distribution Infrastructure. We market our products domestically through our sales force consisting of approximately 210 employee sales representatives and an additional 90 sales professionals employed by eight non-stocking sales agent groups, seven of which are exclusive. Additionally, we have an international presence through sales subsidiaries and branches located in key international markets.The size and coverage of our distribution infrastructure assists in driving our sales.

     o Vertically Integrated Manufacturing. We manufacture most of our products and components. Our vertically integrated manufacturing process has allowed us to provide quality products, to react quickly to changes in demand and to generate manufacturing efficiencies.

     o Research and Development Expertise. Our research and development effort is focused on introducing new products, enhancing existing products and developing new technologies. During the last two years, we have introduced more than 24 products and product enhancements, many of which were "first-to-market" products.

Business Strategy

         Our business strategy is to continue to strengthen our position as a market leader in our key product areas. The elements of our strategy include:

     o Introduce New Products and Product Enhancements. We will continue to pursue organic growth by developing new products and enhancing existing products to respond to customer needs and preferences.

     o Pursue Strategic Acquisitions. We believe that strategic acquisitions represent a cost-effective means of broadening our product line. We have historically targeted companies with proven technologies and established brand names that provide potential sales, marketing and manufacturing synergies.

     o Realize Manufacturing and Operating Efficiencies. We will continue to review opportunities for consolidating product lines and streamlining production. We believe our vertically integrated manufacturing processes can produce further opportunities to reduce overhead and to increase operating efficiencies and capacity utilization.

     o Maintain Strong International Sales Growth. We intend to maintain our international sales growth and increase our penetration into international markets by utilizing our relationships with foreign surgeons, hospitals and third-party payers, as well as foreign distributors.


Recent Development

         Purchase and Cancellation of Warrant Issued to Bristol-Myers Squibb. In 1997, in connection with the acquisition of Linvatec, we issued to Bristol-Myers Squibb Company a warrant exercisable in whole or in part for up to 1,500,000 shares of our common stock at a price of $22.82 per share. On April 30, 2002, we agreed to purchase the warrant for $2 million in cash and upon its repurchase, we intend to cancel it.

                                  The Offering

Common stock offered by us.......... 3,000,000 shares

Common stock outstanding
     after this offering............ 28,549,358 shares

Use of proceeds..................... We will use the estimated net proceeds of approximately $___ million that we will
                                     receive from this offering for the
                                     repayment of bank debt.  See "Use of
                                     Proceeds."

Nasdaq National Market symbol....... CNMD


         The number of shares of common stock to be outstanding after this offering is based upon 25,549,358 shares of common stock that were outstanding on March 29, 2002 and does not include the following:

         o 3,440,829 shares of common stock issuable based upon the exercise of outstanding stock options as of March 29, 2002 under our stock option plans, of which 1,719,932 shares were exercisable.

         o 450,000 shares of common stock issuable in this offering to the underwriters pursuant to an over-allotment option.

         Our executive offices are located at 525 French Road, Utica, New York 13502-5994. Our telephone number is (315) 797-8375 and our internet address is www.conmed.com. The information contained on our website is not part of this prospectus.

                             Summary Financial Data

         The information below sets forth summary financial data as of and for each of the three years in the period ended December 31, 2001 and the three months ended March 31, 2001 and 2002. The data for the three years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 has been derived from and should be read in conjunction with our consolidated financial statements, including the notes thereto, included in the prospectus beginning on page F-1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. The information as of December 31, 1999 has been derived from our audited financial statements not incorporated by reference or included herein. The summary financial data for the three months ended March 31, 2001 and 2002 are unaudited but, in the opinion of management, reflect all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of our consolidated operating results and financial position for such interim periods. Results for interim periods are not necessarily indicative of results for the full year or for any other period. We have never paid any cash dividends.

                                                                                   Three Months
                                                    Year Ended December 31,       Ended March 31,
                                                    -----------------------       ---------------
                                                 1999       2000       2001       2001       2002
                                                 ----       ----       ----       ----       ----
                                                  (in thousands, except per share and share data)
                                                                                        (unaudited)
Statement of Income Data (1):
Net sales ..................................   $376,226   $395,873   $428,722   $105,909   $113,205
Cost of sales (2) ..........................    178,480    188,223    204,374     49,674     54,104
Selling and administrative expense (3) (4) .    110,842    128,316    140,560     34,829     34,468
Research and development expense ...........     12,108     14,870     14,830      3,696      3,824
                                                 ------     ------     ------      -----      -----

   Income from operations ..................     74,796     64,464     68,958     17,710     20,809
Interest expense, net ......................     32,360     34,286     30,824      8,331      6,628
                                                 ------     ------     ------      -----      -----
   Income before income taxes
        and extraordinary item .............     42,436     30,178     38,134      9,379     14,181
Provision for income taxes .................     15,277     10,864     13,728      3,376      5,105
                                                 ------     ------     ------      -----      -----
    Net income .............................   $ 27,159   $ 19,314   $ 24,406   $  6,003   $  9,076
                                               ========   ========   ========   ========   ========

Earnings Per Share:
Basic ......................................   $   1.19   $   0.84   $   1.02   $   0.26   $   0.36
                                               --------   --------   --------   --------   --------
Diluted ....................................   $   1.17   $   0.83   $   1.00   $   0.26   $   0.35
                                               ========   ========   ========   ========   ========

Weighted Average Number of Common Shares Used In Calculating:



Basic earnings per share ...................     22,862     22,967     24,045     23,057     25,397
                                               ========   ========   ========   ========   ========
Diluted earnings per share .................     23,145     23,271     24,401     23,307     25,969
                                               ========   ========   ========   ========   ========

Other Financial Data:
Depreciation and amortization                  $ 26,291   $ 29,487   $ 30,148   $  7,566   $  5,403
Capital expenditures .......................      9,352     14,050     14,443      3,867      3,208


                                                   (footnotes on following page)

                                                      As of                      As of
                                                   December 31,                March 31,
                                                -------------------------      ---------
                                                1999      2000       2001        2002
                                                ----      ----       ----        ----
   Balance Sheet Data                                       (in thousands)
                                                                             (unaudited)
Cash and cash equivalents ...................$  3,747   $  3,470   $  1,402   $  2,634
Working capital ............................. 109,526    113,755     44,712     47,434
Total assets ................................ 662,161    679,571    701,608    706,950
Long-term debt (including current portion) .. 394,669    378,748    335,929    325,991
Total shareholders' equity .................. 211,261    230,603    283,634    295,211

-------------

(1) Includes, based on the purchase method of accounting, the results of (i) the powered instrument product line acquired from 3M Company, from August 1999; and (ii) the minimally invasive surgical product lines acquired from Imagyn Medical Technologies, Inc. in November 2000 and July 2001; in each such case from the date of acquisition.

(2) Includes for 1999, $1,600,000 of incremental expense related to the excess of the fair value at the acquisition date over the cost to produce inventory related to the powered instrument product line acquired from 3M; and includes for 2001, $1,567,000 of transition expenses related to the July 2001 acquisition from Imagyn.

(3) Included in selling and administrative expense for 1999 is a $1,256,000 benefit related to a previously recorded litigation accrual which was settled on favorable terms. Included in selling and administrative expense for 2000 is a severance charge of $1,509,000 related to the restructuring of our arthroscopy sales force.

(4) Effective January 1, 2002, the provisions of SAFS 142 were adopted relative to the cessation of amortization for goodwill and certain intangibles. Had we accounted for goodwill and certain intangibles in accordance with SAFS 142 for all periods presented, net income would have been $32,227 in 1999, $24,969 in 2000, $30,061 in 2001 and $7,416 in the
      three months ended March 31, 2001.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our common stock. This prospectus and documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. See "Cautionary Statement Concerning Forward-Looking Statements" below. Factors that might cause such differences include those discussed below.

         Our financial performance is subject to the risk of business acquisitions, including the effects of increased borrowing and the integration of businesses. A key element of our business strategy has been to expand through acquisitions and we may seek to pursue additional acquisitions in the future. Our success is dependent in part upon our ability to integrate acquired companies or product lines into our existing operations. We may not have sufficient management and other resources to accomplish the integration of our past and future acquisitions, and implementing our acquisition strategy may strain our relationship with customers, suppliers, distributors, manufacturing personnel or others. There can be no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions or with the integration of such businesses.

         Failure to comply with regulatory requirements could result in recalls, fines or materially adverse implications. All of our products are classified as medical devices subject to regulation by the Food and Drug Administration. As a manufacturer of medical devices, our manufacturing processes and facilities are subject to on-site inspection and continuing review by the FDA for compliance with the Quality System Regulations. Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements. Failure to comply with applicable domestic and/or foreign requirements can result in:

         o        fines or other enforcement actions;

         o        recall or seizure of products;

         o        total or partial suspension of production;

         o        withdrawal of existing product approvals or clearances;

         o        refusal to approve or clear new applications or notices;

         o        increased quality control costs; or

         o        criminal prosecution.

         The failure to comply with Quality System Regulations and applicable foreign regulations could have a material adverse effect on our business, financial condition or results of operations.

         If we are not able to manufacture products in compliance with regulatory standards, we may decide to cease manufacture of those products and may be subject to product recall. In addition to the Quality System Regulations, many of our products are also subject to industry-set standards. We may not be able to comply with these regulations and standards due to deficiencies in component parts or our manufacturing processes. If we are not able to comply with the Quality System Regulations or industry-set standards, we may not be able to fill customer orders and we may decide to cease production of non-compliant products. Failure to produce products could affect our profit margins and could lead to loss of customers.

         Our products are subject to product recall and product recalls have been made in the past. Although no recall has had a material adverse effect on our business, financial condition or results of operations, we cannot assure you that regulatory issues will not have a material adverse effect in the future or that product recall will not harm our reputation and our relationships with our customers.

         The highly competitive market for our products may create adverse pricing pressures. The market for our products is highly competitive and our customers have numerous alternatives of supply. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to surgeons, hospitals, group purchasing organizations and others. In addition, many of our competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our revenues. Because our customers are not bound by long-term supply arrangements with us, we may not be able to shift our production to other products following a loss of customers to our competitors, leading to an accompanying adverse effect on our profitability. See "Business -- Competition" for a further discussion of these competitive forces.

         Factors that could lead our customers to choose products offered by our competitors include:

         o        changes in surgeon preferences;

         o increases or decreases in health care spending related to medical devices;

         o our inability to furnish products to them, such as a result of product recall or back-order;

         o the introduction by competitors of new products or new features to existing products;

         o the introduction by competitors of alternative surgical technology; and

         o advances in surgical procedures and discoveries or developments in the health care industry.

         Cost reduction efforts in the health care industry could put pressures on our prices and margins. In recent years, the health care industry has undergone significant change driven by various efforts to reduce costs, including efforts at national health care reform, trends toward managed care, cuts in Medicare, consolidation of health care distribution companies and collective purchasing arrangements by group purchasing organizations, or GPOs, and integrated health networks, or IHNs. Demand and prices for our products may be adversely affected by these trends.

         We may not be able to keep pace with technological change or to successfully develop new products with wide market acceptance, which could cause us to lose business to competitors. The market for our products is characterized by rapidly changing technology. Our future financial performance will in part be dependent on our ability to develop and manufacture new products on a cost-effective basis, to introduce them to the market on a timely basis, and to have them accepted by surgeons.

         We may not be able to keep pace with technology or to develop viable new products. Factors which could cause delay in releasing new products or even cancellation of our plans to produce and market these new products include:

         o        research and development delays;

         o        delays in securing regulatory approvals; or

         o changes in the competitive landscape, including the emergence of alternative products or solutions which reduce or eliminate the markets for pending products.

         Our new products may fail to achieve expected levels of market acceptance. Any new products we launch may fail to achieve market acceptance. The degree of market acceptance of any of our products will depend on a number of factors, including:

         o our ability to develop and introduce new products and product enhancements in the time frames we currently estimate;

         o        our ability to successfully implement new technologies;

         o the market's readiness to accept new products, such as our PowerPro(R)Battery System;

         o having adequate financial and technological resources for future product development and promotion;

         o        the efficacy of our products; and

         o the prices of our products compared to the prices of our competitors' products.

         If our new products do not achieve market acceptance, we may be unable to recoup our investments and may lose business to competitors.

         In addition, some of the companies with which we now compete or may compete in the future have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than we do, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Business--Competition" for a further discussion of these competitive forces.

         Our credit agreement contains covenants that may limit our flexibility or prevent us from taking actions. Our credit agreement contains, and future credit facilities are expected to contain, certain restrictive covenants which will affect, and in many respects significantly limit or prohibit, among other things, our ability to:

         o        incur indebtedness;

         o        make prepayments of certain indebtedness;

         o        make investments;

         o        engage in transactions with affiliates;

         o        pay dividends;

         o        sell assets; and

         o        pursue acquisitions.

         These covenants may prevent us from pursuing acquisitions, significantly limit our operating and financial flexibility and limit our ability to respond to changes in our business or competitive activities. Our ability to comply with such provisions may be affected by events beyond our control. In the event of any default under our credit agreement, the credit agreement lenders could elect to declare all amounts borrowed under our credit agreement, together with accrued interest, to be due and payable. If we were unable to repay such borrowings, the credit agreement lenders could proceed against the collateral securing the credit agreement, which consists of substantially all of our property and assets, except for our accounts receivable and related rights which are sold in connection with the accounts receivable sales agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a discussion of the accounts receivable sales agreement.

         Our substantial leverage and debt service requirements may force us to adopt alternative business strategies. We have indebtedness that is substantial in relation to our shareholders' equity, as well as interest and debt service requirements that are significant compared to our cash flow from operations. On a pro forma basis, after giving effect to the application of the proceeds of this offering, as of March 31, 2002, we would have had $_____ million of debt outstanding, representing ___% of total capitalization, and which does not include the $40 million of receivables sold to a conduit purchaser under the accounts receivable sales agreement described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources", the proceeds of which were used to repay indebtedness.

         The degree to which we are leveraged could have important consequences to investors, including but not limited to the following:

         o a substantial portion of our cash flow from operations must be dedicated to debt service and will not be available for operations, capital expenditures, acquisitions, dividends and other purposes;

         o our ability to renegotiate our revolving credit facility and obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited or impaired, or may be at higher interest rates;

         o we may be at a competitive disadvantage when compared to competitors that are less leveraged;

         o we may be hindered in our ability to adjust rapidly to market conditions;

         o our degree of leverage could make us more vulnerable in the event of a downturn in general economic conditions or other adverse circumstances applicable to us; and

         o our interest expense could increase if interest rates in general increase because some of our borrowings, including our borrowings under our credit agreement, are and will continue to be at variable rates of interest.

         We may not be able to generate sufficient cash to service our indebtedness, which could require us to reduce our expenditures, sell assets, restructure our indebtedness or seek additional equity capital. Our ability to satisfy our obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not have sufficient cash flow available to enable us to meet our obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as foregoing acquisitions, reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We can not assure you that any of these strategies could be implemented on terms acceptable to us, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a discussion of our indebtedness and its implications.

         We may be unable to continue to sell our accounts receivable, which could require us to seek alternative sources of financing. Under our receivables agreement, there are certain statistical ratios which must be maintained relating to the pool of receivables in order for us to continue selling to the conduit purchaser and the conduit purchaser can cease its purchase of our receivables. These ratios relate to sales dilution and losses on accounts receivable. If new accounts receivable arising in the normal course of business do not qualify for sale or the conduit purchaser otherwise ceases its purchase of our receivables, we would need to access alternate sources of working capital, which could be more expensive or difficult to obtain.

         We may be unable to successfully renegotiate our credit facility on terms we deem acceptable. Our $100 million revolving credit facility terminates on December 31, 2002. We are currently negotiating with our bank group to extend the revolving credit facility, or in the alternative, to renegotiate our entire senior credit facility. We may be unable to obtain credit arrangements on terms we deem acceptable. If we are unable to successfully negotiate a new senior credit arrangement that provides sufficient capital for our business, we could be forced to sell assets, alter our business strategy or obtain alternative sources of financing.

         The loss or invalidity of our patents may reduce our competitive advantage. Much of the technology used in the markets in which we compete is covered by patents. We have numerous U.S. patents and corresponding foreign patents on products expiring at various dates from 2002 through 2019 and have additional patent applications pending. See "Business -- Research and Development Activities" for a further description of our patents. The loss of our patents could reduce the value of the related products and any related competitive advantage. Competitors may also be able to design around our patents and to compete effectively with our products. Also, our competitors may allege that our products infringe their patents, leading to voluntary or involuntary loss of sales from those products. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions by others could be substantial. We cannot assure you that:

         o        pending patent applications will result in issued patents,

         o patents issued to or licensed by us will not be challenged by competitors,

         o our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage, or

         o we will be successful in defending against pending or future patent infringement claims asserted against our products.

         Ordering patterns of our customers may change resulting in reductions in sales. Our hospital and surgery center customers purchase our products in quantities sufficient to meet their anticipated demand. Likewise, our health care distributor customers purchase our products for ultimate resale to health care providers in quantities sufficient to meet the anticipated requirements of the distributors' customers. Should inventories of our products owned by our hospital, surgery center and distributor customers grow to levels higher than their requirements, our customers may reduce the ordering of products from us. This could cause a reduction in our sales in a financial accounting period.

         Our significant international operations subject us to risks associated with operating in foreign countries. A portion of our operations are conducted outside the United States. About 29% of our 2001 net sales constituted foreign sales. As a result of our international operations, we are subject to risks associated with operating in foreign countries, including:

         o        devaluations and fluctuations in currency exchange rates;

         o imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

         o imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

         o        trade barriers;

         o        political risks, including political instability;

         o        reliance on third parties to distribute our products;

         o        hyperinflation in certain foreign countries; and

         o imposition or increase of investment and other restrictions by foreign governments.

         We cannot assure you that such risks will not have a material adverse effect on our business and results of operations.

         We can be sued for producing defective products and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims. The nature of our products as medical devices and today's litigious environment should be regarded as potential risks that could significantly and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover the amount or nature of any claim asserted against us and we are exposed to the risk that our claims may be excluded and that our insurers may become insolvent. See "Item 3: Legal Proceedings" in our Form 10-K for a further discussion of the risk of product liability actions and our insurance coverage.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS


Forward-Looking Statements Made in this Prospectus

         In this prospectus, we make forward-looking statements about our financial condition, results of operations and business. Forward-looking statements are statements made by us concerning events that may or may not occur in the future. These statements may be made directly in this document or may be "incorporated by reference" from other documents. You can find many of these statements by looking for words like "believes," "expects," "anticipates," "estimates" or similar expressions.

Forward-Looking Statements are not Guarantees of Future Performance

         Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include those identified under "Risk Factors" above and those set forth elsewhere and incorporated by reference in this prospectus, among others, including the following:

     o    general economic and business conditions;

     o    changes in customer preferences;

     o    changes in technology;

     o    the introduction of new products;

     o    changes in business strategy;

     o the possibility that United States or foreign regulatory and/or administrative agencies might initiate enforcement actions against us or our distributors;

     o quality of our management and business abilities and the judgment of our personnel; and

     o    the availability, terms and deployment of capital.

         See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" below for a further discussion of these factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock, par value $.01 per share, is traded on the Nasdaq National Market under the symbol "CNMD". At March 29, 2002, there were 1,213 registered holders of our common stock and approximately 6,100 accounts held in "street name."

         The following table shows certain high-low last sales prices for our common stock, as reported by the Nasdaq National Market. These sales prices have been adjusted for a three-for-two split of our common stock effected in the form of a common stock dividend and paid on September 7, 2001 to shareholders of record on August 21, 2001.

                                                            Common Stock Price
                                                    ------------------------------
        Year Ended December 31, 2000:                    High          Low
                                                    --------------- --------------

        First Quarter.............................      $20.50         $15.04
        Second Quarter............................       18.37          15.75
        Third Quarter.............................       17.41           8.08
        Fourth Quarter............................       12.04           8.62

                                                    ------------------------------
        Year Ended December 31, 2001:                    High          Low
                                                    --------------- --------------
        First Quarter.............................      $15.92         $10.83
        Second Quarter............................       18.00          13.08
        Third Quarter.............................       21.21          15.73
        Fourth Quarter............................       21.01          16.53

                                                    ------------------------------
        Year Ended December 31, 2002:                    High          Low
                                                    --------------- --------------
        First Quarter.............................      $25.00          $19.29
        Second Quarter (through April 29, 2002)...      $26.08          $24.11

         On April 29, 2002, the last sale price for the common stock on the Nasdaq National Market was $25.49.

                                 DIVIDEND POLICY

         We have never paid cash dividends on our common stock. Our board of directors presently intends to retain future earnings to finance the development of our business and does not intend to declare cash dividends. Should this policy change, the declaration of dividends will be determined by our board in light of conditions then existing, including our financial requirements and condition and the limitation on the declaration and payment of cash dividends contained in debt agreements.

                                 USE OF PROCEEDS

         The net proceeds from this offering, after payment of our fees and expenses incurred in connection with this offering, are estimated to be approximately $_______ million (assuming the underwriters' over-allotment option is not exercised). We will use the net proceeds from this offering to repay outstanding debt under our credit agreement.

         The borrowings under our credit agreement, of which $172.8 million was outstanding as of March 31, 2002, include a term portion that bears interest at a weighted average of LIBOR plus 2.13% (4.20% at March 31, 2002) and a revolving portion that bears interest at LIBOR plus 1.50% (3.70% at March 31, 2002).

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization as of March 31, 2002, and as adjusted to give pro forma effect to our sale of 3,000,000 shares of our common stock offered hereby at an assumed offering price of $__ per share and the application of the net proceeds therefrom as described under "Use of Proceeds":

                                                                                 March 31, 2002
                                                                           -----------------------------
                                                                            Actual         As Adjusted
                                                                           ----------     --------------
                                                                                 (in thousands)
Current portion of long-term debt(1) ....................................   $  73,914    $  73,914

Long-term debt (less current portion)(1) ................................   $ 252,077    $
Shareholders' equity:
         Preferred stock, par value $.01 per share;
              authorized 500,000 shares; none outstanding ...............           -            -
         Common stock, par value $.01 per share; authorized 100,000,000 shares; outstanding 25,549,358 shares actual and 28,549,358
              shares as adjusted ........................................         255          285
         Paid-in capital ................................................     162,740
         Retained earnings ..............................................     137,316      137,316
         Accumulated and other comprehensive loss .......................      (4,681)      (4,681)
         Less 37,500 shares of common stock
              in treasury, at cost ......................................        (419)        (419)
                                                                            ---------      ---------
              Total shareholders' equity ................................     295,211
                                                                            ---------      ---------
                  Total capitalization ..................................   $ 547,288      $
                                                                            =========      =========

-----------------
(1) Because the revolving commitment under our credit agreement terminates on December 31, 2002, the entire amount borrowed under our revolver is classified as short term.

                             SELECTED FINANCIAL DATA

         The information below sets forth selected financial data as of and for each of the five years in the period ended December 31, 2001 and the three months ended March 31, 2001 and 2002. The data for the three years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 has been derived from and should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this prospectus beginning on page F-1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. The information for the years ended December 31, 1997 and 1998 and as of December 31, 1997, 1998 and 1999 has been derived from our audited financial statements not incorporated by reference or included herein. The selected financial data for the three months ended March 31, 2001 and 2002 are unaudited but, in the opinion of management, reflect all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of our consolidated operating results and financial position for such interim periods. Results for interim periods are not necessarily indicative of results for the full year or for any other period. We have never paid any cash dividends.

                                                                                                     Three Months Ended
                                                 Year Ended December 31,                                   March 31,
                                    ---------------------------------------------------------         ------------------
                                    1997         1998         1999         2000          2001          2001         2002
                                    ----         ----         ----         ----          ----          ----         ----
                                                    (in thousands, except per share and share data)
                                                                                                         (unaudited)
Statements of Income (Loss)
Data (1):
Net sales.....................    $139,632     $339,270     $376,226     $395,873     $428,722      $105,909     $113,205
Cost of sales (2)............       74,220      169,599      178,480      188,223      204,374        49,674       54,104
Selling and administrative
   expense (3) (4)............      36,661       96,475      110,842      128,316      140,560        34,829       34,468
Research and development
   expense....................       3,037       12,029       12,108       14,870       14,830         3,696        3,824
Unusual items (3).............      37,242            -            -            -            -             -            -
                                  --------     --------     --------      -------      -------       -------      -------
    Income (loss) from
      operations..............    (11,528)       61,167       74,796       64,464       68,958        17,710       20,809
Interest income (expense), net         823     (30,891)     (32,360)    (34,286 )     (30,824)       (8,331)      (6,628)
                                  --------     --------     --------      -------      -------       -------      -------
    Income (loss) before
      income taxes and
      extraordinary item.....     (10,705)       30,276       42,436       30,178       38,134         9,379       14,181
Provision (benefit) for
   income taxes...............     (3,640)       10,899       15,277       10,864       13,728         3,376        5,105
                                  --------     --------     --------      -------      -------       -------      -------
    Income (loss) before
      extraordinary item......     (7,065)       19,377       27,159       19,314       24,406         6,003        9,076
Extraordinary item, net of
   income taxes (5)...........           -      (1,569)            -            -            -             -            -
                                  --------     --------     --------      -------      -------       -------      -------
   Net income (loss)..........    $(7,065)      $17,808      $27,159      $19,314      $24,406        $6,003       $9,076
                                  ========     ========     ========      =======      =======       =======      =======


Earnings (Loss) Per Share Before Extraordinary Item:


Basic ........................    $ (0.31)       $ 0.86       $ 1.19       $ 0.84       $ 1.02         $0.26        $0.36
                                  ========     ========     ========      =======      =======       =======      =======
Diluted.......................    $ (0.31)       $ 0.84       $ 1.17       $ 0.83       $ 1.00         $0.26        $0.35
                                  ========     ========     ========      =======      =======       =======      =======
Earnings (Loss) Per Share:
Basic.........................    $ (0.31)       $ 0.79       $ 1.19       $ 0.84       $ 1.02         $0.26        $0.36
                                  ========     ========     ========      =======      =======       =======      =======
Diluted.......................    $ (0.31)       $ 0.77       $ 1.17       $ 0.83       $ 1.00         $0.26        $0.35
                                  ========     ========     ========      =======      =======       =======      =======

                                                                                                     Three Months Ended
                                                 Year Ended December 31,                                   March 31,
                                    ---------------------------------------------------------         ------------------
                                    1997         1998         1999         2000          2001          2001         2002
                                    ----         ----         ----         ----          ----          ----         ----
                                                    (in thousands, except per share and share data)
                                                                                                         (unaudited)
                                                                                            (footnotes on following page)
Weighted Average Number of Common Shares In Calculating:
Basic earnings (loss) per
   share......................      22,496       22,628       22,862       22,967       24,045        23,057       25,397
                                  ========     ========     ========      =======      =======       =======      =======
Diluted earnings (loss) per
   share......................      22,496       22,982       23,145       23,271       24,401        23,307       25,969
                                  ========     ========     ========      =======      =======       =======      =======
Other Financial Data:
Depreciation and amortization.      $6,954     $ 23,601     $ 26,291     $ 29,487     $ 30,148        $7,566       $5,403
Capital expenditures..........       8,178       12,924        9,352       14,050       14,443         3,867        3,208

                                                        December 31,                            March 31,
                                     ------------------------------------------------------------------------
                                     1997        1998         1999         2000         2001         2002
                                     ----        ----         ----         ----         ----         ----
                                                             (in thousands)
                                                                                               (unaudited)
Balance Sheet Data (6):
Cash and cash equivalents.....    $ 13,452      $ 5,906      $ 3,747      $ 3,470      $ 1,402       $ 2,634
Working capital...............      95,333       93,424      109,526      113,755       44,712        47,434
Total assets..................     561,637      628,784      662,161      679,571      701,608       706,950
Long-term debt (including
   current portion)...........     365,000      384,872      394,669      378,748      335,929       325,991
Total shareholders' equity ...     162,736      182,168      211,261      230,603      283,634       295,211

_____________

(1) Includes, based on the purchase method of accounting, the results of (i) the surgical suction product line acquired from the Davol subsidiary of C.R. Bard, Inc., from July 1997; (ii) Linvatec Corporation acquired from Bristol-Myers Squibb Company, from December 1997; (iii) the arthroscopy product line acquired from 3M Company, from November 1998; (iv) the powered instrument product line acquired from 3M Company, from August 1999; and (v) the minimally invasive surgical product lines acquired from Imagyn Medical Technologies, Inc. in November 2000 and July 2001, in each such case from the date of acquisition.

(2) Includes for 1998, $3,000,000 of incremental expense related to the excess of the fair value at the acquisition date of Linvatec inventory over the cost to produce; includes for 1999, $1,600,000 of incremental expense related to the excess of the fair value at the acquisition date over the cost to produce inventory related to the powered instrument product line acquired from 3M; and includes for 2001, $1,567,000 of transition expenses related to the July 2001 acquisition from Imagyn.

(3) Included in unusual items for 1997 are a $34,000,000 non-cash acquisition charge for the write-off of all of the in-process research and development products (comprised of products in the development stage) acquired in the Linvatec acquisition, a $914,000 write-off of deferred financing fees resulting from refinancing our loan agreements in connection with the Linvatec acquisition, and a $2,328,000 charge for the closing of our Dayton, Ohio manufacturing facility. Included in selling and administrative expense for 1999 is a $1,256,000 benefit related to a previously recorded litigation accrual which was settled on favorable terms. Included in selling and administrative expense for 2000 is a severance charge of $1,509,000 related to the restructuring of the Company's arthroscopy sales force.

(4) Effective January 1, 2002, the provisions of SFAS 142 relative to the cessation of amortization for goodwill and certain intangibles. Had we accounted for goodwill and certain intangibles in accordance with SAFS 142 for all periods presented, income (loss) before extraordinary item would have been $(5,502) in 1997, $24,011 in 1998, $32,227 in 1999,
      $24,969 in 2000, $30,061 in 2001 and $7,416 in the three months ended
      March 31,2001. Had we accounted for goodwill and certain intangibles in accordance with SAFS 142 for all periods presented, netincome (loss) would have been $(5,502) in 1997, $24,011 in 1998, $32,227 in 1999,
      $24,969 in 2000, $30,061 in 2001 and $7,416 in the three months ended
      March 31,2001.


(5) In March 1998, we recorded an extraordinary item of $1,569,000 net of income taxes related to the write-off of deferred financing fees.

(6) Linvatec is included in the Balance Sheet Data as of December 31, 1997, its date of acquisition, after a one-time non-cash acquisition charge of $34,000,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our "Selected Financial Data" and our consolidated financial statements.

Critical Accounting Policies

         The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations.

         Accounts receivable sale

         On November 1, 2001, we entered into a five-year accounts receivable sales agreement pursuant to which we and certain of our subsidiaries sell on an ongoing basis certain accounts receivable to CONMED Receivables Corporation, or CRC, our wholly-owned special-purpose subsidiary. CRC may in turn sell up to an aggregate $50.0 million undivided percentage ownership interest in such receivables to a commercial paper conduit (the "conduit purchaser"). For receivables that have been sold, we retain collection and administrative responsibilities as agent for the conduit purchaser. As of March 31, 2002, the undivided percentage ownership interest in receivables sold by CRC to the conduit purchaser aggregated $40.0 million, which has been accounted for as a sale and reflected in the balance sheet as a reduction in accounts receivable. We used the initial $40.0 million in proceeds from the sale of accounts receivable in November 2001 to repay a portion of our term loans under our credit agreement described in Note 5 to our consolidated financial statements. Expenses associated with the sale of accounts receivable, including the conduit purchaser's financing cost of issuing commercial paper, were $0.3 million in the quarter ended March 31, 2002.

         There are certain statistical ratios, primarily related to sales dilution and losses on accounts receivable, which must be calculated and maintained on the pool of receivables in order to continue selling to the conduit purchaser. Management believes that additional accounts receivable arising in the normal course of business will be of sufficient quality and quantity to qualify for sale under the accounts receivable sales agreement. In the event that new accounts receivable arising in the normal course of business do not qualify for sale, then collections on sold receivables will flow to the conduit purchaser rather than being used to fund new receivable purchases. If this were to occur, we would need to access an alternate source of working capital.

         Goodwill and other intangible assets

         Goodwill represents the excess of purchase price over fair value of identifiable net assets of acquired businesses. Other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Goodwill and other intangible assets have been amortized over periods ranging from 5 to 40 years. Because of our history of growth through acquisitions, goodwill and other intangible assets comprise a substantial portion (62.4% at March 31, 2002) of our total assets.

         In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", or SFAS 142. We adopted SFAS 142 effective January 1, 2002. Under this standard, amortization of goodwill and certain intangible assets, including certain intangibles recorded as a result of past business combinations, is to be discontinued upon adoption of SFAS 142. In addition, in accordance with the transition provisions of

SFAS 142, goodwill recorded as a result of our acquisition of certain product lines from Imagyn Medical Technologies, Inc. in July 2001 (the "second Imagyn acquisition") has not been amortized.

         During the quarter ended March 31, 2002, we performed tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. We tested for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment. The second step, which has been determined not to be necessary, measures the amount of any impairment. No impairment losses have been recognized as a result of these tests. During the quarter ended March 31, 2002, net income increased by approximately $1.4 million or $.05 per share as a result of the adoption of SFAS 142.

         Derivative financial instruments

         Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. SFAS 133 requires that derivatives be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from the changes in the values of the derivatives are accounted for depending on whether the derivative qualifies for hedge accounting. Upon adoption of SFAS 133, we recorded a net-of-tax cumulative-effect-type loss adjustment of $l.0 million in accumulated other comprehensive income to recognize at fair value an interest rate swap which we have designated as a cash-flow hedge and which effectively converts $50.0 million of LIBOR-based floating rate debt under our credit agreement into fixed rate debt with a base interest rate of 7.01%. During the quarter ended March 31, 2002, gross holding gains were $0.1 million, before income taxes, while holding losses of $0.6 million, before income taxes, were reclassified and included in net income. Including the cumulative effect loss adjustment related to the adoption of SFAS 133, total gross holding losses during 2001 related to the interest rate swap aggregated $4.4 million before income taxes, of which $1.3 million, before income taxes, has been reclassified and included in net income.

         Revenue recognition

         Revenue is recognized when title to the goods and risk of loss pass to our customers. Amounts billed to customers related to shipping and handling costs are included in net sales. We assess the risk of loss on accounts receivable and adjust the allowance for doubtful accounts based on this risk assessment. Historically, losses on accounts receivable have not been material. Management believes the allowance for doubtful accounts of $1.5 million at March 31, 2002 is adequate to provide for any potential losses from accounts receivable.

Results of Operations

Three months ended March 31, 2002 compared to three months ended March 31, 2001

         The following table presents, as a percentage of net sales, certain categories included in our unaudited consolidated statements of income for the periods indicated:


                                                Three Months Ended March 31,
                                                    2001          2002
                                                 -----------  ----------
                                                        (unaudited)
Net sales......................................    100.0%       100.0%
Cost of sales..................................     46.9         47.8
                                                 -----------  ----------
     Gross margin..............................     53.1         52.2


Selling and administrative expense.............     32.9         30.4
Research and development expense...............      3.5          3.4
                                                 -----------  ----------
     Income from operations....................     16.7         18.4
Interest expense, net..........................      7.8          5.9
                                                 -----------  ----------
     Income before income taxes................      8.9         12.5
Provision for income taxes.....................      3.2          4.5
                                                 -----------  ----------
     Net income................................      5.7%         8.0%
                                                 ===========  ==========

         Sales for the quarter ended March 31, 2002 were $113.2 million, an increase of 6.9% compared to sales of $105.9 million in the same quarter a year ago. Excluding the effects of the second Imagyn acquisition, sales would have grown by approximately 1.0%. Fluctuations in foreign currency exchange rates in the first quarter of 2002 as compared to the same period a year ago did not have a significant effect on sales.

          o Sales in our orthopedic businesses decreased 1.6% to $69.7 million from $70.8 million in the comparable quarter last year.

               o Arthroscopy sales, which represented approximately 59.3% of total first quarter of 2002 orthopedic revenues, grew 2.7% to $41.3 million from $40.2 million in the same period a year ago on strength in sales of disposable products and video equipment.

               o Powered surgical instrument sales, which represented approximately 40.7% of orthopedic revenues, decreased 7.2% to $28.4 million in the first quarter of 2002 from $30.6 million in the same quarter last year, which was a record quarter for powered surgical instrument sales. In the last three quarters of 2001, powered surgical instrument sales averaged $27.9 million per quarter. We introduced our PowerPro(R) battery powered instrument product line in February 2002, replacing older versions of battery powered instruments. First shipments of this new product line occurred in March 2002.

     o Patient care sales for the three months ended March 31, 2002 were $17.3 million, a 1.7% decline from $17.6 million in the same period a year ago, driven primarily by declines in sales of our surgical suction product lines as a result of significant competition and pricing pressures. Sales of ECG and other patient care products were largely stable in the first quarter of 2002 as compared with the same period a year ago.

     o Electrosurgery sales for the three months ended March 31, 2002 were $16.8 million, an increase of 12.0% from $15.0 million in the first quarter of last year, driven by strong increases in disposable electrosurgical pencil and ground pad sales.

     o Sales of endoscopy products increased to $9.4 million in the three months ended March 31, 2002 from $2.5 million in the same period a year ago, primarily as a result of the second Imagyn acquisition. Sales of the Imagyn product lines contributed approximately $6.5 million in sales in the quarter ended March 31, 2002. Excluding the impact of the second Imagyn acquisition, endoscopy sales increased approximately 16.0%. In July 2001, concurrent with the second Imagyn acquisition, we created a separate sales force focused on selling endoscopy products. Previously, endoscopy products were sold through the electrosurgery sales force. We believe the continued strong sales growth we have experienced in the endoscopy product lines was enhanced by the focus provided by a separate, dedicated sales force.

         Cost of sales increased to $54.1 million in the first quarter of 2002 as compared to $49.7 million in the same quarter a year ago as a result of the increased sales described above, while gross margin percentage declined slightly to 52.2% in the first quarter of 2002 compared to 53.1% in the first quarter of 2001, primarily as a result of decreased sales of powered surgical instruments which carry higher gross margins than certain of our other product lines.

         Selling and administrative expenses decreased to $34.5 million in the first quarter of 2002 as compared to $34.8 million in the first quarter of 2001. As a percentage of sales, selling and administrative expenses totaled 30.4% in the first quarter of 2002 compared to 32.9% in the first quarter of 2001. During the quarter ended March 31, 2002, selling and administrative expenses decreased by approximately $2.2 million as a result of the adoption of SFAS 142. Excluding the impact of the adoption of SFAS 142, selling and administrative expenses in the first quarter of 2002 would have been approximately $36.7 million or 32.4% as a percentage of sales, declining slightly when compared with the same period a year ago, as a result of the increase in sales.

         Research and development expense increased to $3.8 million in the first quarter of 2002 as compared to $3.7 million in the first quarter of 2001. This increase represents continued research and development efforts primarily focused on new product development in the orthopedic product lines. As a percentage of sales, research and development expense decreased to 3.4% in the first quarter compared to 3.5% in the same quarter a year ago as a result of higher sales levels.

         Interest expense in the first quarter of 2002 was $6.6 million compared to $8.3 million in the first quarter of 2001. The decrease in interest expense is a result of lower total borrowings during the first quarter as compared to the same period a year ago, as well as lower weighted average interest rates on the term loans and revolving credit facility under our credit agreement which have declined to 4.20% and 3.70%, respectively, at March 31, 2002 as compared to 7.94% and 8.14%, respectively, at March 31, 2001.

         2001 Compared to 2000

         The following table presents, as a percentage of net sales, certain categories included in our consolidated statements of income for the periods indicated:

                                                        Year Ended December 31,
                                                          2000            2001
                                                       -----------   -----------
Net sales...........................................    100.0%           100.0%
Cost of sales.......................................     47.5             47.7
                                                       -----------   -----------
   Gross margin.....................................     52.5             52.3
Selling and administrative expense..................     32.4             32.8
Research and development expense....................      3.8              3.5
                                                       -----------   -----------
   Income from operations...........................     16.3             16.0
Interest expense, net...............................      8.7              7.2
                                                       -----------   -----------
   Income before income taxes.......................      7.6              8.8
Provision for income taxes..........................      2.7              3.1
                                                       -----------   -----------
   Net income.......................................      4.9%             5.7%
                                                      ============   ===========


         Sales for 2001 were $428.7 million, an increase of 8.3% compared to sales of $395.9 million in 2000. Excluding our acquisition of certain product lines from Imagyn in November 2000 (the "Imagyn acquisition") and July 2001, and adjusting for constant foreign currency exchange rates, sales would have grown by approximately 5.2 %.

     o Sales in our orthopedic businesses grew 4.3% to $269.9 million in 2001 from $258.8 million from 2000.

          o Arthroscopy sales, which represented approximately 57.7% of total 2001 orthopedic revenues, grew 7.2% in 2001 to $155.6 million from $145.1 million in 2000, on strength in sales of disposable products and video equipment.

          o Powered surgical instrument sales, which represented approximately 42.3% of total 2001 orthopedic revenues, grew 1.0% to $114.3 million in 2001 from $113.7 million in 2000. We believe the weakness in sales in the powered surgical instrument product line was a result of our aging battery-powered product offering which has been replaced by our new PowerPro(R) battery-powered instrument product line, as we describe above. Adjusted for constant foreign currency exchange rates, orthopedic sales growth in 2001 would have been approximately 5.5% compared with 2000, as the value of the Canadian dollar and certain European currencies weakened in comparison with the dollar.

     o Patient care sales for 2001 were $69.1 million, a 1.3% increase from $68.2 million in 2000, as modest increases in sales of our ECG and other patient care product lines more than offset declines in sales of surgical suction product lines which occurred as a result of significant competition and pricing pressures.

     o Electrosurgery sales for 2001 were $66.9 million, an increase of 7.0% from $62.5 million in 2000, driven by increases in electrosurgical pencil and other disposable product sales.

     o Endoscopy sales for 2001 were $22.8 million, an increase of 256% from $6.4 million in 2000. Excluding the impact of the Imagyn acquisitions in November 2000 and July 2001, as described in Note 2 to our consolidated financial statements, the increase in endoscopy sales was approximately 13.0%.

         Cost of sales increased to $204.4 million in 2001 compared to $188.2 million in 2000, primarily as a result of the increased sales volumes described above. As discussed in Notes 2 and 11 to our consolidated financial statements, during 2001, we incurred various non-recurring charges in connection with the July 2001 Imagyn acquisition. These costs were primarily related to the transition in manufacturing of the Imagyn product lines from Imagyn's Richland, Michigan facility to our manufacturing plants in Utica, New York. Such costs totaled approximately $1.6 million and are included in cost of sales. Excluding the impact of these nonrecurring expenses, cost of sales for 2001 was $202.8 million. Gross margin percentage for 2001, excluding the Imagyn-related charges, was 52.7%, a slight improvement as a result of increased sales volumes, compared with 52.5% in 2000. Including the Imagyn-related charges, gross margin percentage for 2001 was 52.3%.

         Selling and administrative expenses increased to $140.6 million in 2001 as compared to $128.3 million in 2000. As a percentage of sales, selling and administrative expenses totaled 32.8% in 2001 compared to 32.4% in 2000. Excluding a non-recurring severance charge of $1.5 million recorded in 2000 related to the restructuring of our orthopedic direct sales force, as described in Note 11 to our consolidated financial statements, selling and administrative expenses as a percentage of sales were 32.0% in 2000. This restructuring involved replacing our orthopedic direct sales force with non-stocking exclusive sales agent groups in certain geographic regions of the United States. This plan resulted in greater sales force coverage in the affected geographic regions. The increase in selling and administrative expense in 2001 as compared to 2000 is a result of higher commission and other costs in 2001 as compared to 2000 associated with the change to exclusive sales agent groups as well as increased spending on sales and marketing programs.

         Research and development expense totaled $14.8 million in 2001, consistent with $14.9 million in 2000. As a percentage of sales, research and development expense decreased to 3.5% in 2001 compared to 3.8% in 2000, as a result of higher sales levels. Our research and development efforts are focused primarily on new product development in the orthopedic product lines.

         Interest expense in 2001 was $30.8 million compared to $34.3 million in 2000. The decrease in interest expense is primarily a result of lower weighted average interest rates on the term loans and revolving credit facility under our credit agreement, as described in Note 5 to our consolidated financial statements, which have declined, to 4.43% and 3.93%, respectively, at December 31, 2001 as compared to 8.73% and 9.06%, respectively, at December 31, 2000 resulting in decreased interest expense.

         2000 Compared to 1999

         The following table presents, as a percentage of net sales, certain categories included in our consolidated statements of income for the periods indicated:

                                                      Year Ended December 31,
                                                    ---------------------------
                                                      1999              2000
                                                    ------------  -------------
Net sales........................................... 100.0%            100.0%
Cost of sales.......................................  47.4              47.5
                                                    ------------  -------------
   Gross margin.....................................  52.6              52.5
Selling and administrative expense..................  29.5              32.4
Research and development expense....................   3.2               3.8
                                                    -----------   -------------
   Income from operations...........................  19.9              16.3
Interest expense, net...............................   8.6               8.7
                                                    -----------   -------------
   Income before income taxes.......................  11.3               7.6
Provision for income taxes..........................   4.1               2.7
                                                    -----------   -------------
   Net income.......................................   7.2%              4.9%
                                                    ===========   =============

         Sales for 2000 were $395.9 million, an increase of 5.2% compared to sales of $376.2 million in 1999. Excluding our acquisitions of a powered instrument line from 3M Company in August 1999, certain product lines from Imagyn in November 2000 and adjusting for constant foreign currency exchange rates, sales would have grown by approximately 1.3%.

     o Sales in our orthopedic businesses grew 12.0% to $258.8 million in 2000 from $231.0 million in 1999.

          o Arthroscopy sales, which represented approximately 56.1% of total 2000 orthopedic revenues, grew 1.0% to $145.1 million in 2000 from $144.1 million in 1999, as increases in sales of video equipment more than offset slight declines in sales of disposable products.

          o Powered surgical instrument sales, which represented approximately 43.9% of total 2000 orthopedic revenues, grew 30.8% to $113.7 million in 2000 from $86.9 million in 1999. Excluding the impact of the acquisition of the powered surgical instrument business from 3M Company in August 1999, as described in Note 2 to our consolidated financial statements, the increase in powered surgical instrument sales in 2000 compared to 1999 was approximately 12.1%. Adjusted for constant foreign currency exchange rates, orthopedic sales growth in 2000 would have been approximately 13.4% compared with 1999 as the value of the Canadian dollar and certain European currencies weakened in comparison with the dollar.

     o Patient care sales for 2000 were $68.2 million, a 12.6% decrease from $78.0 million in 1999, reflecting declines in sales of our ECG and surgical suction product lines as a result of increased competition and pricing pressure.

     o Electrosurgery sales for 2000 were $62.5 million, consistent with the $62.4 million in 1999, reflecting generally flat generator and disposable product sales.

     o Endoscopy sales for 2000 were $6.4 million, an increase of 33.3% from $4.8 million in 1999. Excluding the impact of the November 2000 Imagyn acquisition, as described in Note 2 to our consolidated financial statements, the increase in endoscopy sales in 2000 was approximately 20.8%.

         Cost of sales increased to $188.2 million in 2000 compared to $178.5 million in 1999. Gross margin percentage for 2000 was 52.5%. In connection with the August 1999 acquisition of the powered surgical instrument business from 3M Company, as described in Note 2 to our consolidated financial statements, we increased the acquired value of inventory by $1.6 million; this inventory was sold in 1999 and served to increase cost of sales by $1.6 million. Excluding the impact of this non-recurring purchase accounting adjustment, cost of sales was $176.9 million in 1999 and gross margin percentage for 1999 was 52.9%. The slight decline in gross margin percentage in 2000 as compared to 1999 is primarily a result of the negative impact of foreign currency exchange rate fluctuations discussed above. Excluding the negative impact of foreign currency exchange rate fluctuations, gross margin percentage in 2000 would have been 52.8%.

         Selling and administrative costs increased to $128.3 million in 2000 as compared to $110.8 million in 1999. As a percentage of sales, selling and administrative expenses totaled 32.4% in 2000 compared to 29.5% in 1999. During 2000, we recorded in selling and administrative expense, a non-recurring severance charge of $1.5 million related to the restructuring of our orthopedic direct sales force, as described in Note 11 to our consolidated financial statements. This restructuring involved replacing our orthopedic direct sales force with non-stocking exclusive sales agent groups in certain geographic regions of the United States. This plan resulted in greater sales force coverage in the affected geographic regions. During 1999, we recorded in selling and administrative expense, the non-recurring $1.3 million benefit of a previously recorded litigation accrual which was settled on favorable terms. Excluding these non-recurring items, as a percentage of sales, selling and administrative expense increased to 32.0% in 2000 as compared to 29.8% in 1999. This increase, as a percentage of sales, is a result of increased spending on sales and marketing programs, including higher commission and other costs associated with the change to exclusive sales agent groups.

         Research and development expense was $14.9 million in 2000 as compared to $12.1 million in 1999. As a percentage of sales, research and development expense increased to 3.8% in 2000 as compared to 3.2% in 1999. This increase represents expanded research and development efforts primarily focused on new product development in the orthopedic product lines.

         Interest expense in 2000 was $34.3 million compared to $32.4 million in 1999. The increase in interest expense is primarily a result of higher weighted average interest rates on the term loans and revolving credit facility under our credit agreement, as described in Note 5 to our consolidated financial statements, which increased to 8.73% and 9.06%, respectively, at December 31, 2000 as compared to 8.00% and 7.45%, respectively, at December 31, 1999 resulting in increased interest expense.

Liquidity and Capital Resources

         Cash generated from our operations and borrowings under our revolving credit facility have traditionally provided the working capital for our operations, debt service under our credit facility and the funding of our capital expenditures. In addition, we have used term borrowings, including (1) borrowings under our credit facility, (2) Senior Subordinated Notes issued to refinance borrowings under our credit facility, in the case of the Linvatec acquisition in 1997, and (3) borrowings under separate loan facilities, in the case of real property acquisitions, to finance our acquisitions. Following the use of the proceeds of the offering to repay term loan borrowings under our credit facility, we expect to continue to use cash flow from our operations and borrowings under our revolving credit facility to finance our operations, our debt service under our credit facility and the funding of our capital expenditures.

         Our term loans under our credit facility at March 31, 2002 aggregated $115.9 million. Our term loans are repayable quarterly over remaining terms of approximately three years. Our credit facility also includes a $100.0 million revolving credit facility which expires December 2002, of which $43.0 million was available at March 31, 2002. The borrowings under the credit facility carry interest rates based on a spread over LIBOR or an alternative base interest rate. The weighted average interest rates at March 31, 2002 under the term loans and the revolving credit facility were 4.20% and 3.70%, respectively.

         The Senior Subordinated Notes are in aggregate principal amount of $130.0 million, have a maturity date of March 15, 2008 and bear interest at 9.0% per annum which is payable semi-annually.

         We used term loans to purchase the property in Largo, Florida utilized by our Linvatec subsidiary. The term loans consist of a Class A note bearing interest at 7.50% per annum with semiannual payments of principal and interest through June 2009, a Class C note bearing interest at 8.25% per annum compounded semiannually through June 2009, after which semiannual payments of principal and interest will commence, continuing through June 2019 and a seller-financed note bearing interest at 6.50% per annum with monthly payments of principal and interest through July 2013. The principal balances outstanding on the Class A note, Class C note and Seller-financed note aggregate $11.7 million, $6.5 million and $4.1 million, respectively, at March 31, 2002.

         Our net working capital position was $47.4 million at March 31, 2002 as compared to $44.7 million at December 31, 2001. Included in net working capital is $57.0 million owed on our revolving credit facility which terminates on December 31, 2002. We have begun discussions with our bank group regarding extending the revolving credit facility or, as an alternative, renegotiating the entire senior credit agreement. Based on our current discussions, we believe that we will be able to successfully complete a senior credit arrangement which will provide sufficient capital for our business. However, because of changed economic conditions compared to market conditions in 1997 when our present credit agreement was completed, we expect, based on discussions with our bank group and current market conditions, that any new facility will carry interest costs 75 to 100 basis points higher than our present credit agreement. Based on the amounts outstanding at March 31, 2002 under the credit agreement, an increase of 75 to 100 basis points would result in an increase in annual interest expense of approximately $1.3 million to $1.7 million.

         On November 1, 2001, we entered into a five-year accounts receivable sales agreement pursuant to which we and certain of our subsidiaries sell on an ongoing basis certain accounts receivable to CONMED Receivables Corporation, a wholly-owned special-purpose subsidiary. CRC may in turn sell up to an aggregate $50.0 million undivided percentage ownership interest in those receivables to a commercial paper conduit. As of March 31, 2002 and December 31, 2001, the undivided percentage ownership interest in receivables sold by CRC to a commercial paper conduit aggregated $40.0 million, which has been accounted for as a sale and reflected in the balance sheet as a reduction in accounts receivable. We used the $40.0 million in proceeds from the sale of accounts receivable in November 2001 to repay a portion of our term loans under our credit agreement described in Note 5 to our consolidated financial statements. The sale of accounts receivable is expected to enable us to lower our cost of capital by approximately $0.5 million annually by effectively accessing the commercial paper market. There are certain statistical ratios primarily related to sales dilution and losses on accounts receivable which must be calculated and maintained on the pool of receivables in order to continue selling to the conduit purchaser. Management believes that additional accounts receivable arising in the normal course of business will be of sufficient quality and quantity to qualify for sale under the accounts receivable sales agreement. In the event that new accounts receivable arising in the normal course of business do not qualify for sale, then collections on sold receivables will flow to the conduit purchaser rather than being used to fund new receivable purchases. If this were to occur, we would need to access an alternate source of working capital.

         Net cash provided by operations, which we also refer to as "operating cash flow", increased to $12.4 million for the first three months of 2002 compared to $11.1 million for the same period a year ago, primarily as a result of higher net income. Operating cash flow in the first quarter of 2002 was positively impacted by depreciation, amortization and increases in accounts payable and deferred income taxes. Operating cash flow in the first quarter of 2002 was negatively impacted primarily by an increase in inventory and decreases in accrued compensation and accrued interest. The increase in inventory is primarily related to expected increases in sales. The increases in accounts payable and deferred income taxes and decreases in accrued compensation and interest are primarily related to the timing of the payment of these liabilities. Net cash provided by operations was $77.1 million in 2001. Operating cash flow increased substantially in 2001 compared with 2000 and 1999 as a result of the sale of accounts receivable as noted above, which increased operating cash flows by $40.0 million. Excluding the effects of the receivable sale, operating cash flow was $37.1 million in 2001. Operating cash flow in 2001 was positively impacted primarily by depreciation, amortization and deferred income taxes. Operating cash flow in 2001 was negatively impacted primarily as a result of increases in inventory and accounts receivable (excluding the effects of the receivable sale) as a result of the second Imagyn acquisition and overall higher sales levels experienced in 2001. Net cash provided by operations was $36.0 million in 2000. Operating cash flow in 2000 declined compared with $37.4 million in 1999 primarily as a result of lower net income in 2000 as compared to 1999. Operating cash flow in 2000 was positively impacted primarily by depreciation, amortization and deferred income taxes. Operating cash flow in 2000 was negatively impacted primarily as a result of increased inventories and accounts receivable as a result of overall higher sales levels in 2000 than 1999. Net cash provided by operations was $37.4 million in 1999. Operating cash flow in 1999 was positively impacted primarily by depreciation, amortization and deferred income taxes. Operating cash flow in 1999 was negatively impacted primarily as a result of increases in accounts receivable and inventories. The increase in accounts receivable and inventory was primarily related to the increase in sales compared with the prior year.

         Capital expenditures in the three months ended March 31, 2002 were $3.2 million compared to $3.9 million in the same period a year ago. Capital expenditures for 2001, 2000 and 1999 amounted to

$14.4 million, $14.1 million, and $9.4 million. These capital expenditures represent the ongoing capital investment requirements of our business and are expected to continue at the rate of approximately $12.0 - $14.0 million annually.

         Net cash used by investing activities in 2000 included $6.0 million paid related to the Imagyn acquisition. Net cash used by investing activities in 1999 included $40.6 million paid related to the acquisition of the powered surgical instrument business from 3M Company in August 1999, as described in
Note 2 to our consolidated financial statements on Form 10K.

         Financing activities in the three months ended March 31, 2002 consisted primarily of scheduled payments of $8.9 million on our term loans and $1.0 million in repayments under our revolving credit facility. Financing activities in the three months ended March 31, 2001 consisted primarily of scheduled payments of $9.0 million on our term loans and $3.0 million in borrowings under our revolving credit facility. Proceeds from the issuance of common stock related to our employee incentive stock option plans totaled $2.0 million in the three months ended March 31, 2002 as compared to $.5 million in the three months ended March 31, 2001. Financing activities in 2001 include $11.0 million in borrowings under the revolving credit facility, $36.4 million in scheduled payments on our term loans, and $40.0 million in additional payments on our term loans with the proceeds from the accounts receivable sale discussed above. Financing activities in 2000 include $17.0 million in borrowings under the revolving credit facility and $32.9 million in scheduled payments on our term loans. Financing activities during 1999 include a $40.0 million term loan used to fund the acquisition of the powered surgical instrument business from 3M Company in August 1999, scheduled payments of $23.1 million on our previously existing term loans and $8.0 million in repayments on our revolving credit facility. Proceeds from the issuance of common stock related to our employee incentive stock option plans totaled $1.8 million in 2001, $0.4 million in 2000 and $1.6 million in 1999, respectively.

         Assuming the successful renegotiation of the revolving credit facility discussed above, management believes that cash generated from operations, our current cash resources and funds available under our revolving credit facility will provide sufficient liquidity to ensure continued working capital for operations, debt service and funding of capital expenditures in the foreseeable future.

Contractual Obligations

         There were no capital lease obligations or unconditional purchase obligations as of March 31, 2002. The following table summarizes our contractual obligations related to operating leases and long-term debt as of March 31, 2002:

                                                                 ( in thousands)
                                        2002          2003        2004      2005        2006    Thereafter
                                  -----------    ---------   ----------  ---------   ---------  ----------

Long-term debt..............      $    63,368    $  43,364   $   36,749  $  35,181   $   1,943  $ 145,386
Operating lease obligations.            1,300        1,255        1,036        962         933      1,950
----------------------------      -----------    ---------   ----------  ---------   ---------  ---------
Total contractual cash            $    64,668    $  44,619   $   37,785  $  36,143   $   2,876  $ 147,336
                                  ===========    =========   ==========  =========   =========  =========
   obligations..............


Included in long-term debt obligations in 2002 is $57.0 million due under our revolving credit facility.

                                    BUSINESS

General

         CONMED Corporation is a medical technology company specializing in instruments, implants and video equipment for arthroscopic sports medicine, and powered surgical instruments, such as drills and saws, for orthopedic, ENT, neuro-surgery and other surgical specialties. We are also a leading developer, manufacturer and supplier of advanced surgical devices, including radio frequency, or RF, electrosurgery systems used routinely to cut and cauterize tissue in nearly all types of surgical procedures worldwide and endoscopy products such as trocars, clip appliers, scissors and surgical staplers. We also manufacture and sell a full line of ECG electrodes for heart monitoring and other patient care products. Our products are used in a variety of clinical settings, such as operating rooms, surgery centers, physicians' offices and critical care areas of hospitals.

         We have used strategic business acquisitions to broaden our product offerings, to increase our market share in certain product lines and to realize economies of scale. Since 1997, we have completed six strategic business acquisitions. The completed acquisitions, together with internal growth, have resulted in a compound annual growth rate in net sales of 32% between 1997 and 2001.

Industry

         The growth in the markets for our products is primarily driven by:

         Favorable Demographics. The number of surgical procedures performed is increasing. This growth in surgical procedures reflects demographic trends, such as the aging of the population, and technological advancements, which result in safer and less invasive surgical procedures. Additionally, as people are living longer, more active lives, they are engaging in contact sports and activities such as running, skiing, rollerblading, golf and tennis which result in injuries with greater frequency and at an earlier age than ever before. Sales of our surgical products represented over 85% of our total 2001 sales. See "--Our Products."

         Continued Pressure to Reduce Health Care Costs. In response to rising health care costs, managed care companies and other third-party payers have placed pressures on health care providers to reduce costs. As a result, health care providers have focused on the high cost areas such as surgery. To reduce costs, health care providers use minimally invasive techniques, which generally reduce patient trauma, recovery time and ultimately the length of hospitalization. Many of our products are designed for use in minimally invasive surgical procedures. See "--Our Products." Health care providers are also increasingly purchasing single-use, disposable products, which reduce the costs associated with sterilizing surgical instruments and products following surgery. The single-use nature of disposable products lowers the risk of incorrectly sterilized instruments spreading infection into the patient and increasing the cost of post-operative care. Approximately 75% of our sales are derived from single-use disposable products.

         In the United States, the pressure on health care providers to contain costs has altered their purchasing patterns for general surgical instruments and disposable medical products. Many health care providers have entered into comprehensive purchasing contracts with fewer suppliers, which offer a broader array of products at lower prices. In addition, many health care providers have aligned themselves with GPOs or IHNs, which aggregate the purchasing volume of their members in order to negotiate competitive pricing with suppliers, including manufacturers of surgical products. We believe that these trends will favor entities that offer a broad product portfolio. See "--Business Strategy" below.

         Increased Global Medical Spending. We believe that foreign markets offer growth opportunities for our products. We currently distribute our products through our own sales subsidiaries or through local dealers in over 100 foreign countries. International sales represented approximately 29% of total sales in 2001.

Competitive Strengths

         We believe that we have a top two or three market share position in each of our five key product areas and have established our position as a market leader by capitalizing on the following competitive strengths:

         o Strong Brand Recognition. We are a leading provider of arthroscopic surgery devices, electrosurgical systems, powered surgical instruments and ECG electrodes. Our products are sold under leading brand names, including CONMED(R), Linvatec(R), and Hall Surgical(R). These brand names are well recognized by physicians for quality and service. We believe that brand recognition helps drive demand for our products by enabling us to build upon the reputation for quality and service associated with these brands and gain faster acceptance when introducing new branded products.

         o Breadth of Product Offering. The breadth of our product lines in our key product areas enables us to meet a wide range of customer requirements and preferences. In three of our five key product areas, we are only one of two providers that offers a full line of products. For example, we offer a complete set of the arthroscopy products a surgeon requires for most arthroscopic procedures, including instrument and repair sets, implants, shaver consoles and handpieces, video systems and related disposables. This in turn has enhanced our ability to market our products to surgeons, hospitals, surgery centers, GPOs, IHNs and other customers, particularly as institutions seek to reduce costs and to minimize the number of suppliers.

         o Successful Integration of Acquisitions. Since 1997, we have completed six acquisitions including the 1997 acquisition of Linvatec Corporation which more than doubled our size. These acquisitions have enabled us to broaden our product categories, expand our sales and distribution capabilities and increase our international presence. Our management team, which averages more than 15 years of experience in the health care industry, has demonstrated a historical ability to identify complementary acquisitions and to integrate acquired companies into our operations.
         o        Extensive Marketing and Distribution
                  Infrastructure. We market our products domestically through our sales force consisting of approximately 210 employee sales representatives and an additional 90 sales professionals employed by eight non-stocking sales agent groups, seven of which are exclusive. All of our sales professionals are highly trained and educated in the applications or procedures for the products they sell. They call directly on surgeons, hospital departments, outpatient surgery centers and physician offices. Additionally, we have an international presence through sales subsidiaries and branches located in key international markets. We sell direct to hospital customers in these markets with an employee-based international sales force of approximately 40 sales representatives. We also maintain distributor relationships domestically and in numerous countries worldwide. See "--Marketing."

         o Vertically Integrated Manufacturing. We manufacture most of our products and components. Our vertically integrated manufacturing process has allowed us to provide quality products, to react quickly to changes in demand and to generate manufacturing efficiencies, including purchasing raw materials used in a variety of disposable products in bulk. We believe that these manufacturing capabilities allow us to contain costs, control quality and maintain security of proprietary processes. We continually evaluate our manufacturing processes with the objective of increasing automation, streamlining production and enhancing efficiency in order to achieve cost savings, while seeking to improve quality.

         o Research and Development Expertise. Our research and development effort is focused on introducing new products, enhancing existing products and developing new technologies. During the last two years, we have introduced more than 24 products and product enhancements. Our reputation as an innovator is exemplified by our "first-to-market" product introductions, which include the Envision(TM) Autoclave Three Chip Camera Head, Advantage(TM) drive system, the Trident(TM) resection ablator, the SureCharge(TM) battery sterilization system and the 2.9 millimeter arthroscopy scope. Research and development expenditures were $14.8 million in 2001.

Business Strategy

         Our business strategy is to continue to strengthen our position as a market leader in our key product areas. The elements of our strategy include:

         o Introduce New Products and Product Enhancements. We will continue to pursue organic growth by developing new products and enhancing existing products to respond to customer needs and preferences. We are continually seeking to develop new technologies to improve durability, performance and usability of existing products. In addition to our research and development, we receive new ideas for products and technologies, especially in procedure-specific areas, from surgeons, inventors and operating room personnel.

         o Pursue Strategic Acquisitions. We believe that strategic acquisitions represent a cost-effective means of broadening our product line. We have historically targeted companies with proven technologies and established brand names that provide potential sales, marketing and manufacturing synergies. Since 1997, we have completed six acquisitions, expanding our product line to include arthroscopy products, powered surgical instruments and most recently endoscopy products.

         o Realize Manufacturing and Operating Efficiencies. We will continue to review opportunities for consolidating product lines and streamlining production. We believe our vertically integrated manufacturing processes can produce further opportunities to reduce overhead and to increase operating efficiencies and capacity utilization.

         o Maintain Strong International Sales Growth. We believe there are significant sales opportunities for our surgical products outside the United States. We intend to maintain our international sales growth and increase our penetration into international markets by utilizing our relationships with foreign surgeons, hospitals and third-party payers, as well as foreign distributors. In 2001, our sales outside the United States grew by 14% and represented 29% of our 2001 sales.

Our Products

         The following table sets forth the percentage of net sales for each category of our products for 1999, 2000 and 2001:

                                                 Year Ended December 31,
                                        ----------------------------------------
                                            1999          2000          2001
                                        -----------  -------------  ------------

Arthroscopy..........................        38%           36%           36%
Powered surgical instruments.........        23            29            27
Electrosurgery.......................        17            16            16
Patient Care.........................        21            17            16
Endoscopy............................         1             2             5
                                        -----------  -------------  ------------
      Total..........................       100%          100%          100%
                                        ===========  =============  ============
Net sales (in thousands).............     $376,226      $395,873      $428,722
                                        ===========  =============  ============

Arthroscopy

         We offer a broad line of devices and products for use in arthroscopic surgery. Arthroscopy refers to diagnostic and therapeutic surgical procedures performed on joints with the use of minimally-invasive arthroscopes and related instruments. Minimally-invasive arthroscopy procedures enable surgical repairs to be completed with less trauma to the patient, resulting in shorter recovery times and cost savings. About 75% of all arthroscopy is performed on the knee, although arthroscopic procedures are increasingly performed on shoulders and smaller joints, such as the wrist and ankle.

         Our arthroscopy products include powered resection instruments, arthroscopes, reconstructive systems, tissue repair sets, fluid management systems, imaging products, implants and related disposable products. It is our standard practice to transfer some of these products, such as shaver consoles and pumps, to certain customers at no charge. These capital "placements" allow for and accommodate the use of a variety of disposable products, such as shaver blades, burs and pump tubing. We have benefited from the introduction of new products and new technologies in the arthroscopic area, such as bioresorbable screws, ablators, "push-in" and "screw-in" suture anchors, resection shavers and cartilage repair implants.

         The majority of arthroscopic procedures are performed to repair injuries that have occurred in the joint areas of the body. Many of these injuries are the result of sports related events or other traumas. This explains why arthroscopy is sometimes referred to as "sports medicine."


--------------------------------------------------------------------------------
                                      Arthroscopy
--------------------------------------------------------------------------------
Product                               Description                    Brand Name
--------------------------------------------------------------------------------
                                                                     Advantage(TM)
Ablators and Shaver      Electrosurgical ablators and resection      ESA(TM)
Ablators                 ablators to resect and remove soft          Sterling(R)
                         tissue and bone; used in knee, shoulder     UltrAblator(TM)
                         and small joint surgery.                    Heatwave(TM)
                                                                     Trident(TM)

Knee Reconstructive      Products used in cruciate reconstructive    Paramax(R)
Systems                  surgery; includes instrumentation,          Pinn-ACL(R)
                         screws, pins and ligament harvesting and    GraFix(TM)
                         preparation devices.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                     Arthroscopy
----------------------------------------------------------------------------------------------------------------
Product                                              Description                         Brand Name
----------------------------------------------------------------------------------------------------------------

Soft Tissue Repair Systems       Instrument systems designed to attach specific torn     Spectrum(R)
                                 or damaged soft tissue to bone or other soft tissue     Inteq(R)
                                 in the knee, shoulder and wrist; includes               Shuttle Relay(TM)
                                 instrumentation, guides, hooks and suture devices.      Blitz(R)

Fluid Management Systems         Disposable tubing sets, disposable and reusable         Apex(R)
                                 inflow devices, pumps and suction/waste management      Quick-Flow(R)
                                 systems for use in arthroscopic and general surgeries.  Quick-Connect(R)

Imaging                          Surgical video systems for endoscopic procedures;       Apex(R)
                                 includes autoclavable single and three-chip camera      8180 Series
                                 heads and consoles, endoscopes, light sources,          Envision(TM)Autoclavable
                                 monitors, VCRs and printers.                              Three Chip Camera Head

Implants                         Products including bioabsorbable and metal              BioScrew(R)
                                 interference screws and suture anchors for attaching    BioStinger(R)
                                 soft tissue to bone in the knee, shoulder and wrist     BioAnchor(R)
                                 as well as miniscal repair.                             BioTwist(R)
                                                                                         Ultrafix(R)
                                                                                         Revo(R)
                                                                                         Super Revo(R)

Other Instruments and            Forceps, graspers, punches, probes, sterilization       Shutt(R)
Accessories                      cases and other general instruments for arthroscopic    Concept(R)
                                 procedures.                                             TractionTower(R)
----------------------------------------------------------------------------------------------------------------

Powered Surgical Instruments

         Powered surgical instruments are used to perform orthopedic, arthroscopic and other surgical procedures, such as cutting, drilling or reaming and are driven by electric, battery or pneumatic power. Each instrument consists of one or more handpieces and related accessories as well as disposable and limited reuse items (e.g., burs, saw blades, drills and reamers). Powered instruments are generally categorized as either small bone, large bone or specialty powered instruments. Specialty powered instruments include surgical applications such as spine, neurosurgery, otolaryngology (ENT), oral/maxillofacial surgery, and cardiothoracic surgery.

         Our line of powered instruments is sold principally under the Hall(R) Surgical brand name, for use in large and small bone orthopedic, arthroscopic, oral/maxillofacial, podiatric, plastic, otolaryngologic, neurological, spine and cardiothoracic surgeries. Large bone, neurosurgical, spine and cardiothoracic powered instruments are sold primarily to hospitals while small bone arthroscopic, otolaryngological and oral/maxillofacial powered instruments are sold to hospitals, outpatient facilities and physician offices. Our Linvatec subsidiary has devoted substantial resources to developing a new technology base for large bone, small bone, arthroscopic, neurosurgical, spine and otolaryngological instruments that can be easily adapted and modified for new procedures.

         Our powered instruments line also includes our recently introduced PowerPro(R) Battery System, which is a full function orthopedic power system specifically designed to meet the requirements of most orthopedic applications. The PowerPro(R) Battery System has a Surecharge(TM) option that allows the user to sterilize the battery before it is charged. This ensures that the battery will be fully charged when delivered to the operating room, unlike other battery systems currently available on the market. The PowerPro(R) uses a process we invented for maintaining sterility during the charging process, thus avoiding the loss of battery charge during sterilization, which frequently results in competing battery systems during sterilization.

----------------------------------------------------------------------------------------------------------
                                               Powered Surgical Instruments
----------------------------------------------------------------------------------------------------------
Product                                               Description                       Brand Name

----------------------------------------------------------------------------------------------------------

                                                                                         Hall(R) Surgical
Large Bone                       Powered saws, drills and related disposable             MaxiDriver(TM)
                                 accessories for use primarily in total knee and hip     VersiPower(R)Plus
                                 joint replacements and trauma surgical procedures.      Series 4(R)
                                                                                         PowerPro(R)
                                                                                         Advantage(TM)
                                                                                         SureCharge(TM)

Small Bone                       Powered saws, drills and related disposable             Hall(R)Surgical
                                 accessories for small bones and joint surgical          E9000(R)
                                 procedures.                                             MiniDriver(TM)
                                                                                         MicroChoice(R)
                                                                                         Micro 100(TM)
                                                                                         Advantage(TM)

Otolaryngology Neurosurgery      Specialty powered saws, drill and related disposable    Hall(R)Surgical
Spine                            accessories for use in neurosurgery, spine, and         E9000(R)
                                 otolaryngologic procedures.                             UltraPower(R)
                                                                                         Hall Osteon(R)
                                                                                         Hall Ototome(R)

Cardiothoracic                   Powered sternum saws, drills, and related disposable    Hall(R)Surgical
Oral/maxillofacial               accessories for use by cardiothoracic and               E9000(R)
                                 oral/maxillofacial surgeons.                            UltraPower(R)
                                                                                         Micro 100(TM)
                                                                                         VersiPower(R)Plus
----------------------------------------------------------------------------------------------------------

Electrosurgery

         Electrosurgery is the technique of using a high-frequency electric current which, when applied to tissue through special instruments, can be used to cut tissue, coagulate, or cut and coagulate simultaneously. Radio frequency ("RF") is the form of high frequency electric current that is used in electrosurgery. An electrosurgical system consists of a generator, an active electrode in the form of a cautery pencil or other instrument which the surgeon uses to apply the current from the generator to the target tissue and a ground pad to safely return the current to the generator. Electrosurgery is routinely used in most forms of surgery, including general, dermatologic, thoracic, orthopedic, urologic, neurosurgical, gynecological, laparoscopic, arthroscopic and other endoscopic procedures.

         Our electrosurgical products include electrosurgical pencils and blades, ground pads, generators, the argon-beam coagulation system (ABC(R)), and related disposable products. ABC(R) technology is a special method of electrosurgery, which allows a faster and more complete coagulation of many tissues as compared to conventional electrosurgery. Unlike conventional electrosurgery, the electrical current travels in a beam of ionized argon gas, allowing the current to be dispersed onto the bleeding tissue without the instrument touching the tissue. Clinicians have reported notable benefits of ABC(R) over traditional electrosurgical coagulation in certain clinical situations, including open-heart; liver, spleen and trauma surgery.

-------------------------------------------------------------------------------------------------------------
                                                  Electrosurgery
-------------------------------------------------------------------------------------------------------------
Product                                             Description                          Brand Name
-------------------------------------------------------------------------------------------------------------

Pencils                          Disposable and reusable instruments designed to         Hand-trol(R)
                                 deliver high-frequency electric current to cut and/or   Gold Line(R)
                                 coagulate tissue.                                       Clear Vac(R)

Ground Pads                      Disposable ground pads to safely return the current     Macrolyte(R)
                                 to the generator; available in adult, pediatric and     Bio-gard(R)
                                 infant sizes.                                           SureFit(R)

Blades                           Surgical blades and accessory electrodes that           Ultra Clean(TM)
                                 use a proprietary coating to eliminate tissue
                                 buildup on the blade during surgery.

Generators                       Monopolar and bipolar generators for surgical           EXCALIBUR Plus PC(R)
                                 procedures performed in a hospital, physician's         SABRE(R)
                                 office or clinic setting.                               Hyfrecator(R)2000

Argon Beam                       Specialized electrosurgical generators, disposable      ABC(R)
   Coagulation Systems           hand pieces and ground pads for enhanced non-contact    Beamer Plus(R)
                                 coagulation of tissue.                                  System 7500(R)
                                                                                         ABC Flex(R)
-------------------------------------------------------------------------------------------------------------

Patient Care

         We manufacture a variety of patient care products for use in monitoring cardiac rhythms, wound care management and IV therapy. These products include ECG electrodes and cables, wound dressings and catheter stabilization dressings. Our patient care product lines also include disposable surgical suction instruments and connecting tubing. The majority of our sales in this category are derived from the sale of ECG electrodes and surgical suction instruments and tubing. Although wound management and intravenous therapy product sales are comparatively small, the application of these products in the operating room complements our surgery business.


-------------------------------------------------------------------------------------------------------
                                              Patient Care Products
-------------------------------------------------------------------------------------------------------
Product                                            Description                           Brand Name
-------------------------------------------------------------------------------------------------------

ECG Monitoring                   Line of disposable electrodes, monitoring cables,       CONMED(R)
                                 lead wire products and accessories designed to          Ultratrace(R)
                                 transmit ECG signals from the heart to an ECG           Cleartrace(R)
                                 monitor  or recorder.

-------------------------------------------------------------------------------------------------------
                                              Patient Care Products
-------------------------------------------------------------------------------------------------------
Product                                            Description                           Brand Name
-------------------------------------------------------------------------------------------------------

Wound Care                       Disposable transparent wound dressings comprising       ClearSite(R)
                                 proprietary hydrogel; able to absorb 2 1/2 times its    Hydrogauze(R)
                                 weight in wound exudate.                                SportPatch(TM)

Patient Positioners              Products that properly and safely position              Airsoft(TM)
                                 patients  while in surgery.

Surgical Suction Instruments     Disposable surgical suction instruments and             CONMED(R)
and Tubing                       connecting tubing, including Yankauer, Poole, Frazier
                                 and Sigmoidoscopic instrumentation, for use by
                                 physicians in the majority of open surgical
                                 procedures.

Intravenous Therapy              Disposable IV drip rate gravity controller and          VENI-GARD(R)
                                 disposable catheter stabilization dressing designed     MasterFlow(R)
                                 to hold and secure an IV needle or catheter for use     Stat 2(R)
                                 in IV therapy.

Defibrillator Pads and           Stimulation electrodes for use in emergency cardiac     PadPro(TM)
Accessories                      response and for conduction studies of the heart.
-------------------------------------------------------------------------------------------------------

Endoscopy

         Endoscopic surgery (also called Laparoscopic surgery) is surgery performed without a major incision, which results in less trauma for the patient and produces important cost savings as a result of reduced hospitalization and therapy. Endoscopic surgery is performed on organs in the abdominal cavity such as the gallbladder, appendix and female reproductive organs. During a procedure, devices called "trocars" are used to puncture the abdominal wall and then are removed, leaving in place a trocar cannula. The trocar cannula provides access into the abdomen for camera systems and surgical instruments. Some of our endoscopic instruments are "reposable", which means that the instrument has a disposable and a reusable component.

         Our Endoscopy products include the Reflex(R) clip applier for vessel and duct ligation, UNIVERSAL S/I(TM) (suction/irrigation) and UNIVERSAL PLUS(R) laparoscopic instruments, and specialized, suction/irrigation electrosurgical instrument systems for use in laparoscopic surgery and the TROGARD Finesse(R) which incorporates a blunt-tipped version of a trocar. The TROGARD Finesse(R) dilates access through the body wall rather than cutting with the sharp, pointed tips of conventional trocars. This results in smaller wounds, and less bleeding. We also market cutting trocars, suction/irrigation accessories, laparoscopic scissors, active electrodes, insufflation needles, linear cutters and staplers, and ABC(R) handpieces for use in laparoscopic surgery. Disposable skin staplers are used to close large skin incisions with surgical staples eliminating the time consuming suturing process.

---------------------------------------------------------------------------------------------------------
                                                  Endoscopy
---------------------------------------------------------------------------------------------------------
Product                                           Description                            Brand Name
---------------------------------------------------------------------------------------------------------

Trocars                          Disposable and reposable devices used to puncture the   Finesse(R)
                                 abdominal wall to provide access to the abdominal       Reflex(R)
                                 cavity for camera systems and instruments.              Detach a Port(R)

Multi-functional                 Instruments for cutting and coagulating tissue by       Universal(TM)
Electrosurgery and               delivering high-frequency current.  Instruments that    Universal Plus(TM)
Suction/Irrigation instruments   deliver irrigating fluid to the tissue and remove       FloVac(R)
                                 blood and fluids from the internal operating field.

Clip Appliers                    Disposable devices for ligating blood vessels and       Reflex(R)
                                 ducts by placing a titanium clip on the vessel

Laparoscopic Instruments         Scissors, graspers                                      Detach a Tip(R)

Skin Staplers                    Disposable devices that place surgical staples to       Reflex(R)
                                 close a surgical incision.

Microlaparoscopy scopes and      Small laparoscopes and instruments for doing surgery    MicroLap(R)
instruments                      through very small incisions.
---------------------------------------------------------------------------------------------------------

Marketing

         In the United States, most of the Company's products are marketed directly to more than 6,000 hospitals, and to surgeons and other health care facilities.

         Approximately 24% of the Company's revenues in 2001 were to customers affiliated with GPOs, IHNs and other large national or regional accounts and 1% of 2001 revenues were to the Veterans Administration and other hospitals operated by the Federal government. For hospital inventory management purposes, certain of our customers prefer to purchase our products through independent third-party medical product distributors. Approximately 26% of our 2001 revenues represents sales made through such distributors.

         In order to provide a high level of expertise to the medical specialties we serve, our domestic sales force consists of the following:

o 180 sales representatives selling arthroscopy and orthopedic powered surgical instrument products, including 90 employee sales representatives and 90 sales professionals employed by eight sales agent groups.

o        60 employee sales representatives selling electrosurgery products.

o        30 employee sales representatives selling endoscopy products.

o        30 employee sales representatives selling patient care products.

         Each employee sales representative has a defined geographic area and is compensated on a commission basis or through a combination of salary and commission. The sales force is supervised and supported by area directors. Sales agent groups are used in the eight largest metropolitan areas of the United States to sell our orthopedic products in their geographic territories. All of these sales agent groups, except one, sell CONMED products exclusively. None stock product for resale to customers as we ship product directly to customers and carry the receivable for that group. The sales agent groups are all paid a commission for sales made to customers in their exclusive geographic areas. Home office sales and marketing management provide the overall direction for the sales of our products.

         We also have a corporate sales department that is responsible for interacting with GPOs and IHNs. We have contracts with many such organizations and believe that the lack of any individual group purchasing contract will not adversely impact our competitiveness in the marketplace. Our sales professionals are required to work closely with distributors where applicable and to maintain close relationships with end-users.

         The sale of our products is accompanied by initial and ongoing in-service training of the end user. Our sales professionals are trained in the technical aspects of our products and their uses and the procedures in which they are used. Our sales professionals, in turn, provide surgeons and medical personnel with information relating to the technical features and benefits of our products.

         Our international sales accounted for approximately 29% of total revenues in 2001. Products are sold in over 100 foreign countries. International sales efforts are coordinated through local country dealers or with direct sales efforts. We distribute our products through sales subsidiaries and branches with offices located in Australia, Belgium, Canada, France, Germany, Korea, Spain and the United Kingdom. In these countries, our sales are denominated in the local currency. In the remaining countries where our products are sold through independent distributors, sales are denominated in United States dollars.

         We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk.

Manufacturing

         We manufacture most of our products and assemble them primarily from components we produce. We believe our vertically integrated manufacturing process allows us to provide quality products and generate manufacturing efficiencies by purchasing raw materials for our disposable products in bulk. We also believe that our manufacturing capabilities allow us to contain costs, control quality and maintain security of proprietary processes. We use various manual and automated equipment for fabrication and assembly of our products and are continuing to further automate our facilities.

         We use a variety of raw materials in our manufacturing processes. We work to maintain multiple suppliers for each of our raw materials and components. None of our critical raw materials are sourced from a single supplier.

         All of our products are classified as medical devices subject to regulation by the Food and Drug Administration. As a manufacturer of medical devices, our manufacturing processes and facilities are subject to on-site inspection and continuing review by the FDA for compliance with its Quality System Regulations. Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements.

         The following table provides information regarding our primary manufacturing and administrative facilities. We believe our facilities are adequate in terms of space and suitability for our needs over the next several years.

        Location               Square Feet    Own or Lease    Lease Expiration
------------------------------------------------------------------------------

Utica, NY (two facilities)       650,000          Own               -
Largo, FL                        278,000          Own               -
Rome, NY                         120,000          Own               -
Englewood, CO                     65,000          Own               -
Irvine, CA                        31,000         Lease         August 2003
El Paso, TX                       29,000         Lease          April 2005
Juarez, Mexico                    25,000         Lease        December 2004
Santa Barbara, CA                 18,000         Lease        December 2003

         We believe our production and inventory practices are generally reflective of conditions in the industry. Our products are not generally made to order or to individual customer specifications. Accordingly, we schedule production and stock inventory on the basis of experience and our knowledge of customer order patterns, and our judgment as to anticipated demand. Since customer orders must generally be filled promptly for immediate shipment, backlog of unfilled orders is not significant to an understanding of our business.

Research and Development Activities

         During the years ended December 31, 1999, 2000 and 2001, we spent approximately $12.1 million, $14.9 million and $14.8 million for research and development. Our research and development department has 116 employees.

         Our research and development programs focus on the development of new products, as well as the enhancement of existing products with the latest technology and updated designs. We are continually seeking to develop new technologies to improve durability, performance and usability of existing products. In addition to our own research and development, we receive new product and technology disclosures, especially in procedure-specific areas, from surgeons, inventors and operating room personnel. For disclosures that we deem promising from a clinical and commercial perspective, we seek to obtain rights to these ideas by negotiating agreements, which typically compensate the originator of the idea through royalty payments based on a percentage of net sales of licensed products.

         We have rights to numerous U.S. patents and corresponding foreign patents, covering a wide range of our products. We own a majority of these patents and have licensed rights to the remainder, both on an exclusive and non-exclusive basis. In addition, certain patents are currently licensed to third parties on a non-exclusive basis. Due to technological advancements, we do not rely on our patents to maintain our competitive position, and we believe that development of new products and improvement of existing ones is and will continue to be more important than patent protection in maintaining our competitive position.

Competition

         The market for our products is highly competitive and our customers have numerous alternatives of supply. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors more attractive to surgeons, hospitals, group purchasing organizations and others. In addition, many of our competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Because our customers are not bound by long-term supply arrangements with us, we may not be able to shift our production to other products following a loss of customers to our competitors.

         The following chart identifies our principal competitors in each of our key business areas:

  Arthroscopy:                      Smith & Nephew plc
                                    Arthrex
                                    Stryker Corporation
                                    Arthrocare
                                    Johnson & Johnson's Mitek division

  Powered Surgical Instruments:     Stryker Corporation
                                    Medtronic, Inc.'s Midas Rex and Xomed
                                       divisions
                                    Anspach

  Electrosurgery:                   Tyco International Ltd.'s Valleylab division
                                    3M Company
                                    Johnson & Johnson

  Patient Care:                     Tyco International Ltd.'s Kendall division
                                    3M Company

  Endoscopy:                        Tyco International Ltd.'s U.S. Surgical
                                       division
                                    Johnson & Johnson's Ethicon division

         We believe that product design, development and improvement, customer acceptance, marketing strategy, customer service and price are critical elements to compete in our industry. Other alternatives, such as medical procedures or pharmaceuticals, could at some point prove to be interchangeable alternatives to our products.

Government Regulation

         Most if not all of our products are classified as medical devices subject to regulation by the Food and Drug Administration. Our new products generally require FDA clearance under a procedure known as 510(k) premarketing notification. A 510(k) premarketing notification clearance indicates FDA agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that was on the market prior to 1976 or that has received 510(k) premarketing notification clearance. Some products have been continuously produced, marketed and sold since May 1976 and require no 510(k) premarketing clearance. Our products generally are either Class I or Class II products with the FDA, meaning that our products must meet certain FDA standards and are subject to the 510(k) premarketing notification clearance discussed above, but are not required to be approved by the FDA. FDA clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market.

         We have quality control/regulatory compliance groups that are tasked with monitoring compliance with design specifications and relevant government regulations for all of our products. We and substantially all of our products are subject to the provisions of the Federal Food, Drug and Cosmetic Act of 1938, as amended by the Medical Device Amendments of 1976, and the Safe Medical Device Act of 1990, as amended in 1992, and similar foreign regulations.

         As a manufacturer of medical devices, our manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by the FDA to insure compliance with Quality System Regulations as specified in Title 21, Code of Federal Regulation (CFR) part 820. Many of our products are subject to industry-set standards. Industry standards relating to our products are generally formulated by committees of the Association for the Advancement of Medical Instrumentation. We believe that our products presently meet applicable standards. We market our products in a number of foreign markets. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products currently meet applicable standards for the countries in which they are marketed.

         We are subject to product recall and have made product recalls in the past. No recall has had a material effect on our financial condition, but there can be no assurance regulatory issues may not have a material adverse effect in the future.

         Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation or any additional laws or regulations could have an adverse effect on our financial condition or results of operations.

Employees

         As of December 2001, we had 2,560 full-time employees, of whom 1,754 were in manufacturing, 116 in research and development, and the balance were in sales, marketing, executive and administrative positions. None of our employees are represented by a union, and we consider our employee relations to be excellent. We have never experienced any strikes or work stoppages.

                                   MANAGEMENT

Directors and Executive Officers

         Our executive officers and the members of our board of directors are as follows:

                 Name         Age   Position
                 ----         ---   --------

Eugene R. Corasanti.........  71    Chairman of the Board and Chief Executive
                                        Officer
Joseph J. Corasanti.........  38    President and Chief Operating Officer,
                                        Director
William W. Abraham..........  70    Senior Vice President
Robert D. Shallish, Jr. ....  53    Chief Financial Officer
Gerald G. Woodard...........  54    President - Linvatec
Daniel S. Jonas.............  38    Vice President - Legal Affairs and General
                                        Counsel
Luke A. Pomilio.............  37    Vice President; Controller
Thomas M. Acey..............  55    Secretary and Treasurer
Frank R. Williams...........  53    Vice President - Sales and Marketing for
                                        Endoscopy
John J. Stotts..............  45    Vice President - Marketing and Sales for
                                        Patient Care Products
Eugene T. Starr.............  56    President - CONMED Electrosurgery
Robert E. Remmell...........  71    Director
Bruce F. Daniels............  67    Director
William D. Matthews.........  67    Director
Stuart J. Schwartz..........  65    Director

         Eugene R. Corasanti has served as our Chairman of the Board since our incorporation in 1970. Mr. Corasanti is also our Chief Executive Officer. Prior to that time he was an independent public accountant. Mr. Corasanti holds a B.B.A. degree in Accounting from Niagara University.

         Joseph J. Corasanti has served as our President and Chief Operating Officer since August 1999 and as a Director since May 1994. He also served as our General Counsel and Vice President-Legal Affairs from March 1993 to August 1998 and our Executive Vice-President/General Manager from August 1998 to August 1999. Prior to that time he was an Associate Attorney with the law firm of Morgan, Wenzel & McNicholas, Los Angeles, California from 1990 to March 1993. Mr. Corasanti holds a B.A. degree in Political Science from Hobart College and a J.D. degree from Whittier College School of Law. Joseph J. Corasanti is the son of Eugene R. Corasanti, Chairman and Chief Executive Officer of the Company.

         William W. Abraham joined us in May 1977 as General Manager. He has served as our Vice President-Manufacturing and Engineering since June 1983. In November of 1989 he was named Executive Vice President and in March 1993, he was named Senior Vice President. Mr. Abraham holds a B.S. degree in Industrial Management from Utica College.

         Robert D. Shallish, Jr. joined us as Chief Financial Officer and Vice President-Finance in December 1989 and has also served as an Assistant Secretary since March 1995. Prior to this he was employed as Controller of Genigraphics Corporation in Syracuse, New York since 1984. He was employed by Price Waterhouse LLP as a certified public accountant and senior manager from 1972 through 1984. Mr. Shallish graduated with a B.A. degree in Economics from Hamilton College and holds a Master's degree in Accounting from Syracuse University.

         Gerald G. Woodard joined us as President of Linvatec Corporation, our wholly-owned subsidiary, in May 2000. Prior to his employment with us, Mr. Woodard served as the President of Elekta Holdings, Inc. from March 1998 to May 2000. Previous to this position Mr. Woodard was the President of the Monitoring and Information Systems Division of Marquette Medical Systems from November 1995 to March 1998. Mr. Woodard holds a B.G.S. degree from Indiana University.

         Daniel S. Jonas joined us as General Counsel in August 1998 and in addition became our Vice President-Legal Affairs in March 1999. In September 1999, Mr. Jonas assumed responsibility for certain of our Regulatory Affairs and Quality Assurance. Prior to his employment with us he was a partner with the law firm of Harter, Secrest & Emery, LLP in Syracuse from January 1998 to August 1998, having joined the firm as an Associate Attorney in 1995. Prior to that he was an Associate Attorney at Miller, Alfano & Raspanti, P.C. in Philadelphia from 1992 to 1995 as well as an adjunct professor of law at the University of Pennsylvania Law School from 1991 to 1995. Mr. Jonas holds an A.B. degree from Brown University and a J.D. from the University of Pennsylvania Law School.

         Luke A. Pomilio joined us as Controller in September 1995. In addition, in September 1999, Mr. Pomilio became a Vice President with responsibility for certain of our manufacturing and research and development activities. Prior to his employment with us, Mr. Pomilio served for two years as Controller of Rome Cable Corporation, a wire and cable manufacturer. He was also employed as a certified public accountant for seven years with Price Waterhouse LLP where he served most recently as an audit manager. Mr. Pomilio graduated with a B.S. degree in Accounting and Law from Clarkson University.

         Thomas M. Acey has been employed by us since August 1980 and has served as our Treasurer since August 1988 and as our Secretary since January 1993. Mr. Acey holds a B.S. degree in Public Accounting from Utica College and prior to joining us was employed by the certified public accounting firm of Tartaglia & Benzo in Utica, New York.

         Frank R. Williams joined us in 1974 as Sales Manager and Director of Marketing and became Vice President-Marketing and Sales in June 1983. In September 1989, he became Vice President-Business Development, in November 1995, he became Vice President-Technology Assessment and in January 2000, he also became Vice President-Research and Development and Marketing for Minimally Invasive Surgical Products, which is now known as CONMED Endoscopy. Mr. Williams graduated with a B.A. degree from Hartwick College in 1970 as a biology major and did his graduate study in Human Anatomy at the University of Rochester College of Medicine.

         John J. Stotts joined us as Vice President-Marketing and Sales for Patient Care in July 1993 and became Vice President-Marketing in December 1996. In January 2000, Mr. Stotts became Vice President - Marketing and Sales for Patient Care Products. Prior to his employment with us, Mr. Stotts served as Director of Marketing and Sales for Medtronic Andover Medical, Inc. Mr. Stotts holds a B.A. degree in Business Administration from Ohio University.

         Eugene T. Starr joined us as President of CONMED Electrosurgery in July 2001. Prior to his employment with us, Mr. Starr served as President of TYCO Healthcare Group, Canada from October 1999 (when TYCO acquired U.S. Surgical Corporation) to January 2001. Before his position with TYCO, Mr. Starr spent 17 years with U.S. Surgical, the most recent being Vice President and General Manager of Auto Suture Co., U.S. Surgical's Canadian subsidiary. Mr. Starr holds a B.S. degree in Business Administration from the University of Charleston.

         Robert E. Remmell has served as a Director since June 1983. Mr. Remmell also served as our Assistant Secretary and as a non-employee officer of several of our subsidiaries from June 1983 until

March 1, 2000, when he resigned from his position as Assistant Secretary, and from the positions he had held in our subsidiaries. Mr. Remmell has been a partner since January 1961 of Steates Remmell Steates & Dziekan, Utica, New York, which has served as counsel to the Company. Mr. Remmell holds a B.A. degree from Utica College and an L.L.B. from Syracuse University School of Law.

         Bruce F. Daniels has served as a Director since August 1992. From August 1974 to June 1997, Mr. Daniels held various executive positions, including a position as Controller with Chicago Pneumatic Tool Company and he is currently retired. Mr. Daniels holds a B.S. degree in Business from Utica College.

         William D. Matthews has served as a Director since August 1997. From 1986 until retiring from the positions in 1999, Mr. Matthews was the Chairman of the Board and the Chief Executive Officer of Oneida Ltd. Mr. Matthews is a director of Oneida Financial Corporation and formerly served as a director of Coyne Textile Services. Mr. Matthews holds a B.A. degree from Union College and an L.L.B. degree from Cornell University School of Law.

         Stuart J. Schwartz has served as a Director since May 1998. Dr. Schwartz is a retired physician. From 1969 to December 1997 he was engaged in private practice as an urologist. Dr. Schwartz holds a B.A. degree from Cornell University and a M.D. degree from SUNY Upstate Medical College, Syracuse.

         As of March 29, 2002, our executive officers and directors beneficially owned 2,165,794 shares of our common stock, representing 8.48% of the outstanding shares of common stock, and are record owners of 521,525 shares of our common stock, representing 2.04% of the outstanding shares of our common stock. Giving effect to the offering, and assuming no exercise of the underwriters' over-allotment option, these ownership percentages would decline to 7.59% and 1.83%.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock currently consists of 100,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $0.01 per share.

Common Stock

         As of March 29, 2002, there were 25,549,358 shares of our common stock issued and outstanding held of record by 1,213 shareholders. As of March 29, 2002, an additional 424,860 shares of common stock were reserved for issuance under our stock option plans.

         Subject to the preferences, limitations and relative rights of holders of our preferred stock described below, the holders of our common stock are entitled, among other things,

o to share ratably in dividends if, when, and as declared by our board of directors out of funds legally available therefore,

o to one vote for each share held of record on all matters at all meetings of shareholders, and

o in the event of our liquidation, dissolution or winding-up, to share ratably in the distribution of assets remaining after payment of debts and expenses.

Holders of shares of our common stock have no cumulative voting rights or preemptive rights to subscribe for or purchase any additional shares of capital stock issued by us. Our transfer agent and registrar is Registrar and Transfer Company.

         Under New York law, a corporation may declare and pay dividends or make other distributions in cash or its bonds or its property on its outstanding shares, except when the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restriction contained in the certificate of incorporation. Our certificate of incorporation contains no such restriction. In general, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital.

         Our board of directors presently intends to retain future earnings to finance the development of our business and does not presently intend to declare cash dividends. Should this policy change, the declaration of cash dividends will be determined by our board of directors in the light of conditions then existing, including our financial requirements and condition and provisions affecting the declaration and payment of dividends contained in debt agreements. Our credit agreement prohibits the payment of cash dividends and further subjects us to compliance with various financial covenants.

Preferred Stock

         We are currently authorized to issue up to 500,000 shares of our preferred stock, none of which is issued and outstanding. Our preferred stock may be issued in one or more series by our board of directors without further action by shareholders. Our board of directors is authorized to fix as to any such series the dividend rate or rates, redemption prices, preferences on liquidation, dissolution and winding-up, sinking fund terms, if any, conversion or exchange rights, if any, voting rights and any other preferences or special rights and qualifications.

         Depending upon the rights of any preferred stock, its issuance could have an adverse effect on holders of our common stock by delaying or preventing a change in control, making removal of our present management more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of our common stock.

Purchase and Cancellation of Warrant Issued to Bristol-Myers Squibb

         In 1997, in connection with the acquisition of Linvatec, we issued to Bristol-Myers Squibb. Company a warrant exercisable in whole or in part for up to 1,500,000 shares of our common stock at a price of $22.82 per share. On April 30, 2002, we agreed to purchase the warrant for $2 million in cash and upon its repurchase, we intend to cancel it.

                         SHARES ELIGIBLE FOR FUTURE SALE

         As of March 29, 2002, we had outstanding 25,549,358 shares of common stock. Of those outstanding shares of common stock, 521,525 are beneficially owned by certain persons who may be deemed "affiliates" of ours for purposes of Rule 144 under the Securities Act of 1933, as amended, are not freely tradeable without restriction or further registration under the Securities Act. All of these shares are eligible for sale in the open market in accordance with Rule 144 under the Securities Act.

         In general, under Rule 144 as currently in effect, any person who has beneficially owned shares for at least one year, including persons who may be deemed an "affiliate" of ours, is entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and to the availability of our current public information. In addition, any person who is not deemed our "affiliate," and who has beneficially owned his or her shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

         While no predictions can be made of any effect, that open market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of our common stock in the public market, or the perception that such sales will occur, could adversely affect market prices and trading activities in our common stock.

                                  UNDERWRITING

         Salomon Smith Barney Inc. is acting as sole bookrunning manager and joint lead manager of the offering, UBS Warburg LLC is acting as joint lead manager and Salomon Smith Barney Inc. and UBS Warburg LLC, together with Needham & Company, Inc. and First Albany Corporation are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                    Number
         Underwriter                               of Shares
         -----------                               ---------

         Salomon Smith Barney Inc...........
         UBS Warburg LLC....................
         Needham & Company, Inc.............
         First Albany Corporation...........
                                                ------------------
                         Total..............       3,000,000
                                                ==================

         The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

         The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $___ per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $___ per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

         We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

         We and certain of our officers and directors have agreed that, for a period of 90 days from the date of this prospectus, subject to certain exceptions, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

         The common stock is quoted on the Nasdaq National Market under the symbol "CNMD."

         The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                         Paid by CONMED
                      -------------------------------------------------
                             No Exercise               Full Exercise
                      -----------------------  ------------------------
Per share........     $                        $
Total............     $                        $

         In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

         The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

         Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

         In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when the limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

         We estimate that our portion of the total expenses of this offering will be $_______.

         The underwriters have performed investment banking and advisory and other services for us from time to time for which they have received customary fees and expenses. An affiliate of Salomon Smith Barney is a lender and documentation agent under our credit facility. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

         A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

         We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                            VALIDITY OF COMMON STOCK

         The validity of the common stock offered hereby will be passed on for us by Sullivan & Cromwell, New York, New York, special counsel to the Company, and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                     EXPERTS

         The consolidated financial statements of CONMED Corporation as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001, incorporated herein by reference from our Form 10-K, have been so included on the reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

The Registration Statement

         We have filed a registration statement with the SEC that registers the shares offered by this prospectus.

         The registration statement that we filed with the SEC, including the attached exhibits and schedules, contains additional relevant information about CONMED and its shares of common stock. The SEC allows us to omit some information included in the registration statement from this prospectus. You should read the entire registration statement in order to obtain this additional information.

Filings with the SEC

         In addition, we file reports, proxy statements and other information with the SEC on a regular basis. You may read and copy this information at the following locations of the SEC:

                              Public Reference Room
                              450 Fifth Street N.W.
                                    Room 1024
                             Washington, D.C. 20549

         You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at l-800-SEC-0330.

         The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like CONMED, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Documents Incorporated by Reference

         The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. This information incorporated by reference is a part of this prospectus, unless we provide you with different information in this prospectus.

         This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about CONMED and its financial condition.

o CONMED's Annual Report on Form 10-K for the year ended December 31, 2001 (our "Form 10-K").

o The description of our common stock contained in our Registration Statement on Form 8-A, dated August 5, 1987, filed with the SEC under
         Section 12(b) of the Exchange Act, including any amendment or reports filed under the Exchange Act for the purpose of updating such description.

         This prospectus also incorporates by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the time of filing of the initial registration statement and before effectiveness of the registration statement, and after the date of this prospectus and before the termination of this offering. These documents include annual reports, quarterly reports and other current reports, as well as proxy statements.

         You can obtain any of the documents incorporated by reference in this document from us or from the SEC through the SEC's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless we specifically incorporated by reference the exhibit in this prospectus. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number:

                                    Secretary
                               CONMED Corporation
                                 525 French Road
                           Utica, New York 13502-5994
                            Telephone: (315) 624-3207

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants ........................................   F-2
Consolidated Balance Sheets at December 2000 and 2001 ....................   F-3
Consolidated Statements of Income for the Years Ended December 1999,
   2000 and 2001 .........................................................   F-4
Consolidated Statements of Shareholders' Equity for the Years Ended
   December 1999, 2000 and 2001 ..........................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December
   1999, 2000 and 2001 ...................................................   F-7
Notes to Consolidated Financial Statements ...............................   F-9

                      REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Shareholders of CONMED Corporation

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of CONMED Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP

Syracuse, New York
February 5, 2002

                               CONMED CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             DECEMBER 2000 AND 2001
                       (IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                                 2000         2001
                                                              ---------    ---------
ASSETS
Current assets:
     Cash and cash equivalents ............................   $   3,470    $   1,402
     Accounts receivable, less allowance for doubtful
         accounts of $1,479 in 2000 and $1,553 in 2001 ....      78,626       51,188
     Inventories ..........................................     104,612      107,390
     Deferred income taxes ................................       1,761        1,105
     Prepaid expenses and other current assets ............       3,562        3,464
                                                              ---------    ---------
         Total current assets .............................     192,031      164,549
                                                              ---------    ---------
Property, plant and equipment, net ........................      62,450       91,026
Goodwill, net .............................................     225,801      251,140
Other intangible assets, net ..............................     195,008      189,752
Other assets ..............................................       4,281        5,141
                                                              ---------    ---------
         Total assets .....................................   $ 679,571    $ 701,608
                                                              =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Current portion of long-term debt ....................   $  36,068    $  73,429
     Accounts payable .....................................      20,350       19,877
     Accrued compensation .................................       9,913       11,863
     Income taxes payable .................................       1,979        2,507
     Accrued interest .....................................       5,130        4,954
     Other current liabilities ............................       4,836        7,207
                                                              ---------    ---------
         Total current liabilities ........................      78,276      119,837
                                                              ---------    ---------

Long-term debt ............................................     342,680      262,500
Deferred income taxes .....................................      12,154       18,655
Other long-term liabilities ...............................      15,858       16,982
                                                              ---------    ---------
     Total liabilities ....................................     448,968      417,974
                                                              ---------    ---------

Shareholders' equity:
     Preferred stock, par value $.01 per share; authorized
         500,000 shares, none outstanding .................        --           --
     Common stock, par value $.01 per share; 100,000,000
         authorized; 23,028,279 and 25,261,590, issued
         and outstanding in 2000 and 2001, respectively ...         230          253
     Paid-in capital ......................................     127,985      160,757
     Retained earnings ....................................     103,834      128,240
     Accumulated other comprehensive loss .................      (1,027)      (5,197)
     Lss 37,500 shares of common stock in treasury, at cost        (419)        (419)
                                                              ---------    ---------
          Total shareholders' equity .......................    230,603      283,634
                                                              ---------    ---------
         Total liabilities and shareholders' equity .......   $ 679,571    $ 701,608
                                                              =========    =========

                See notes to consolidated financial statements.

                               CONMED CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                    YEARS ENDED DECEMBER 1999, 2000 AND 2001
                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                 1999        2000       2001
                                             ----------- ----------- -----------
Net sales ...............................     $376,226    $395,873    $428,722
                                             ----------- ----------- -----------
Cost of sales ...........................      178,480     188,223     204,374
Selling and administrative expense ......      110,842     128,316     140,560
Research and development expense ........       12,108      14,870      14,830
                                             ----------- ----------- -----------
                                               301,430     331,409     359,764
                                             ----------- ----------- -----------

Income from operations ..................       74,796      64,464      68,958
Interest expense, net ...................       32,360      34,286      30,824
                                             ----------- ----------- -----------
Income before income taxes ..............       42,436      30,178      38,134
Provision for income taxes ..............       15,277      10,864      13,728
                                             ----------- ----------- -----------
Net income ..............................     $ 27,159    $ 19,314    $ 24,406
                                             =========== =========== ===========

PER SHARE DATA:
Net income
     Basic...............................        $ 1.19        $ .84      $ 1.02
     Diluted.............................          1.17          .83        1.00


                See notes to consolidated financial statements.

                                                         CONMED CORPORATION
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                              YEARS ENDED DECEMBER 1999, 2000 AND 2001
                                                           (IN THOUSANDS)

                                                                                             ACCUMULATED
                                               COMMON STOCK                                     OTHER
                                           --------------------      PAID-IN     RETAINED    COMPREHENSIVE  TREASURY   SHAREHOLDERS'
                                           SHARES       AMOUNT       CAPITAL     EARNINGS    INCOME (LOSS)    STOCK        EQUITY
                                           ------      --------     --------     --------    -------------  ---------  -------------
Balance at December 1998 .............     22,775      $    228     $124,963     $ 57,361     $     35      $   (419)     $182,168
   Exercise of stock options .........        182             2        1,610                                                 1,612
   Tax benefit arising from
     exercise of stock
     options .........................                                   744                                                   744
   Comprehensive income:
     Foreign currency
     translation adjustments .........                                                            (422)
     Net income ......................                                             27,159
Total comprehensive income ...........                                                                                      26,737
                                           ------      --------     --------     --------    -------------  ---------  -------------

Balance at December 1999 .............     22,957           230      127,317       84,520         (387)         (419)      211,261
   Exercise of stock options .........         72                        449                                                   449
   Tax benefit arising from
     exercise of stock
     options .........................                      219                                                                219
   Comprehensive income:
     Foreign currency
     translation adjustments .........                                                            (640)
     Net income ......................                                             19,314
   Total comprehensive
     income ..........................                                                                                      18,674
                                           ------      --------     --------     --------    -------------  ---------  -------------

Balance at December 2000 .............     23,029           230      127,985      103,834       (1,027)         (419)      230,603

                                                             (continued)

                See notes to consolidated financial statements.

                                  (continued)

                                                         CONMED CORPORATION
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                              YEARS ENDED DECEMBER 1999, 2000 AND 2001
                                                           (IN THOUSANDS)

                                                                                             ACCUMULATED
                                               COMMON STOCK                                     OTHER
                                           --------------------      PAID-IN     RETAINED    COMPREHENSIVE  TREASURY   SHAREHOLDERS'
                                           SHARES       AMOUNT       CAPITAL     EARNINGS    INCOME (LOSS)    STOCK        EQUITY
                                           ------      --------    ---------    ---------    ------------- ----------  -------------
Exercise of stock options .............       259            3        1,827                                                 1,830
Tax benefit arising from
   exercise of stock options ..........                                 604                                                   604
Stock issued in connection
   with business
   acquisitions .......................     1,974           20       30,341                                                30,361

Comprehensive income:
   Foreign currency
   translation adjustments ............                                                        (1,142)
   Cash flow hedging (net
   of income tax benefit
   of $1,106) .........................                                                        (1,966)
   Minimum pension
   liability (net of income
   tax benefit of $597) ...............                                                        (1,062)
   Net income .........................                                           24,406

Total comprehensive income ............                                                                                    20,236
                                           ------      --------    ---------    ---------    ------------- ----------  -------------

Balance at December 2001 ..............    25,262      $   253     $160,757     $128,240     $ (5,197)     $   (419)     $283,634
                                           ======      ========    =========    =========    ============= ==========  =============


                See notes to consolidated financial statements.

                                            CONMED CORPORATION
                                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 YEARS ENDED DECEMBER 1999, 2000 AND 2001
                                              (IN THOUSANDS)

                                                                         1999        2000        2001
                                                                       --------    --------    --------
Cash flows from operating activities:
   Net income ......................................................   $ 27,159    $ 19,314    $ 24,406
                                                                       --------    --------    --------
     Adjustments to reconcile net income to net cash
   provided by operations:
   Depreciation ....................................................      9,207       9,434       9,055
   Amortization ....................................................     17,084      20,053      21,093
   Deferred income taxes ...........................................      8,978       7,974       8,562
   Increase (decrease) in cash flows from changes
     in assets and liabilities, net of effects from
     acquisitions:
      Proceeds from accounts receivable the sale of ................       --          --        40,000
      Accounts receivable ..........................................     (9,192)     (2,166)    (12,508)
      Inventories ..................................................     (9,086)    (18,035)     (4,235)
      Prepaid expenses and other current assets ....................       (799)      1,811          46
      Accounts payable .............................................     (3,060)      3,824        (516)
      Income taxes payable .........................................      1,242       2,295        (281)
      Income tax benefit of stock option exercises .................        744         219         604
      Accrued compensation .........................................         (7)        255       1,950
      Accrued interest .............................................     (1,481)        542        (290)
      Other assets/liabilities, net ................................     (3,348)     (9,570)    (10,737)
                                                                       --------    --------    --------
                                                                         10,282      16,636      52,743
                                                                       --------    --------    --------
      Net cash provided by operations ..............................     37,441      35,950      77,149
                                                                       --------    --------    --------

Cash flows from investing activities:
   Payments related to business acquisitions .......................    (40,585)     (6,042)       --
   Purchases of property, plant and equipment ......................     (9,352)    (14,050)    (14,443)
                                                                       --------    --------    --------
      Net cash used by investing activities ........................    (49,937)    (20,092)    (14,443)
                                                                       --------    --------    --------

Cash flows from financing activities:
   Proceeds of long-term debt ......................................     40,900        --          --
   Borrowings (repayments) under revolving credit
      facility .....................................................     (8,000)     17,000      11,000
   Proceeds from issuance of common stock ..........................      1,612         449       1,830
   Payments related to issuance of long-term debt ..................       (661)       --          --
   Payments on long-term debt ......................................    (23,103)    (32,921)    (76,423)
                                                                       --------    --------    --------
      Net cash provided (used) by financing
        activities .................................................     10,748     (15,472)    (63,593)
                                                                       --------    --------    --------
Effect of exchange rate changes on cash and cash
   equivalents .....................................................       (411)       (663)     (1,181)
                                                                       --------    --------    --------
Net decrease in cash and cash equivalents ..........................     (2,159)       (277)     (2,068)
Cash and cash equivalents at beginning of year .....................      5,906       3,747       3,470
                                                                       --------    --------    --------
Cash and cash equivalents at end of year ...........................   $  3,747    $  3,470    $  1,402
                                                                       ========    ========    ========

                See notes to consolidated financial statements.

                                  (continued)

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
   Interest ........................................................   $ 32,662    $ 33,788    $ 31,135
   Income taxes ....................................................      4,502       4,141       2,098


Supplemental disclosures of non-cash investing and financing activities:

As more fully described in Note 2, we acquired a business in 2001 through the exchange of 1,950,000 shares of our common stock valued at $29.9 million.

As more fully described in Note 2, we acquired certain property in 2001 through the assumption of approximately $22.7 million of debt and accrued interest.



                See notes to consolidated financial statements.

                               CONMED CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

         The consolidated financial statements include the accounts of CONMED Corporation and its subsidiaries ("CONMED", the "Company", "we" or "us"). All intercompany accounts and transactions have been eliminated. CONMED Corporation is a medical technology company specializing in instruments, implants and video equipment for arthroscopic sports medicine, and powered surgical instruments (drills and saws), for orthopaedic, ENT, neuro-surgery and other surgical specialties. We are also a leading developer, manufacturer and supplier of advanced medical devices, including RF electrosurgery systems used routinely to cut and cauterize tissue in nearly all types of surgical procedures worldwide, endoscopy products such as trocars, clip appliers, scissors and surgical staplers, and a full line of ECG electrodes for heart monitoring and other patient care products. Our products are used in a variety of clinical settings, such as operating rooms, surgery centers, physicians' offices and critical care areas of hospitals.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

         We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE SALE

         On November 1, 2001, we entered into a five-year accounts receivable sales agreement pursuant to which we and certain of our subsidiaries sell on an ongoing basis certain accounts receivable to CONMED Receivables Corporation ("CRC"), a wholly-owned special-purpose subsidiary of CONMED Corporation. CRC may in turn sell up to an aggregate $50.0 million undivided percentage ownership interest in such receivables to a commercial paper conduit (the "purchaser"). For receivables which have been sold, CONMED Corporation and its subsidiaries retain collection and administrative responsibilities as agent for the purchaser. As of December 2001, the undivided percentage ownership interest in receivables sold by CRC to a commercial paper conduit aggregated $40.0 million, which has been accounted for as a sale and reflected in the balance sheet as a reduction in accounts receivable. We used the initial $40.0 million in proceeds from the sale of accounts receivable to repay a portion of our loans under our credit facility. Expenses associated with the sale of accounts receivable, including the purchaser's financing cost of issuing commercial paper, were $.2 million in 2001.

         There are certain statistical ratios which must be maintained relating to the pool of receivables in order to continue selling to the purchaser. Management believes that additional accounts receivable arising in the normal course of business will be of sufficient quality and quantity to qualify for sale under the accounts receivable sales agreement. In the event that new accounts receivable arising in the normal course of business do not qualify for sale, then collections on sold receivables will flow to the purchaser rather than being used to fund new receivable purchases. If this were to occur, we would need to access an alternate source of working capital.

INVENTORIES

         Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives:

         Building and improvements..        40 years
         Leasehold improvements.....        Remaining life of lease
         Machinery and equipment....        2 to 15 years

GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill  represents  the excess of  purchase  price over fair value of identifiable net assets of acquired businesses. Other intangible assets primarily represent allocations of purchase price to identifiable intangible assets of acquired businesses. Goodwill and other intangible assets have been amortized over periods ranging from 5 to 40 years. Because of our history of growth through acquisitions, goodwill and other intangible assets comprise a substantial portion (62.8% at December 2001) of our total assets.

         In  June  2001,  the  Financial  Accounting  Standards  Board  approved
Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). We adopted SFAS 142 effective January 1, 2002. Under this standard, amortization of goodwill and certain intangibles, including certain intangibles recorded as a result of past business combinations, is to be discontinued upon adoption of SFAS 142. In addition, goodwill and certain intangibles recorded as a result of business combinations completed during the six-month period ending December 2001 have not been amortized. All goodwill and intangible assets are being tested for impairment in accordance with the provisions of SFAS 142. No impairment losses are expected to be recognized as a result of the tests. While we are still assessing the effect of the adoption of SFAS 142, management believes that had SFAS 142 been in effect during 2001, net income would have increased by approximately $5.5 million or $.22 per share.

         Accumulated amortization of goodwill amounted to $23,340,000 and $29,941,000 at December 2000 and 2001, respectively. Other intangible assets are comprised of the following (in thousands):

                                                        2000              2001
                                                     ---------        ----------
Customer relationships .......................       $  96,712        $  96,712
Trademarks and tradenames ....................          95,715           95,715
Patents and other intangible assets ..........          31,479           35,465
                                                     ---------        ----------
                                                       223,906          227,892

Less:  Accumulated amortization ..............         (28,898)         (38,140)
                                                     ---------        ----------

Other intangible assets, net .................       $ 195,008        $ 189,752
                                                     =========        ==========

DERIVATIVE FINANCIAL INSTRUMENTS

         We do not trade in derivative securities. We do use interest rate swaps to manage the interest risk associated with our variable rate debt. We accounted for our interest rate swaps on the accrual method at December 2000, whereby the net interest receivable or payable is recognized on a periodic basis and included as a component of interest expense.

         Effective January 1, 2001, we adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, ("SFAS 133"). SFAS 133 requires that derivatives be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from the changes in the values of the derivatives are accounted for depending on whether the derivative qualifies for hedge accounting. Upon adoption of SFAS 133, we recorded a net-of-tax cumulative-effect-type loss adjustment of $971,000 in accumulated other comprehensive income to recognize at fair value an interest rate swap which we have designated as a cash-flow hedge and which effectively converts $50,000,000 of LIBOR-based floating rate debt under our credit facility into fixed rate debt with a base interest rate of 7.01%. Including the cumulative effect loss adjustment related to the adoption of SFAS 133, total gross holding losses during 2001 related to the interest rate swap aggregated $4,415,000 before income taxes, of which $1,343,000, before income taxes, has been reclassified and included in net income. Management estimates approximately $2,000,000, before income taxes, of gross holding losses will be reclassified and included in net income in 2002.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of cash and cash equivalents, accounts receivable, accounts payable, and interest rate swaps approximates their carrying amount. The estimated fair values and carrying amounts of long-term debt are as follows (in thousands):

                                           2000                    2001
                                  ----------------------  ----------------------
                                   CARRYING                CARRYING
                                    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                  ----------  ----------  ----------  ----------
Long-term debt (including
current maturities).............  $(378,748)  $(352,748)  $(335,929)  $(338,529)

Fair values were determined from quoted market prices or discounted cash flow analysis.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

         Assets and liabilities of foreign subsidiaries have been translated into United States dollars at the applicable rates of exchange in effect at the end of the period reported. Revenues and expenses have been translated at the applicable weighted average rates of exchange in effect during the period reported. Translation adjustments are reflected in accumulated other comprehensive income (loss). Any transaction gains and losses are included in net income.

REVENUE RECOGNITION

         Revenue is recognized when title to the goods and risk of loss pass to our customers. Amounts billed to customers related to shipping and handling are included in net sales. Shipping and handling costs were $9,450,000, $8,125,000 and $8,559,000 for the years ended December 1999, 2000 and 2001, respectively, and are included in selling and administrative expense. We sell to a diversified base of customers around the world and, therefore, believe there is no material concentration of credit risk. We assess the risk of loss on accounts receivable and adjust the allowance for doubtful accounts based on this risk assessment. Historically, losses on accounts receivable have not been material. Management believes the allowance for doubtful accounts of $1,553,000 at December 2001 is adequate to provide for any potential losses from accounts receivable.

EARNINGS PER SHARE

         Basic earnings per share ("EPS") is computed based on the weighted average number of common shares outstanding for the period. Diluted EPS gives effect to all dilutive potential shares outstanding (i.e., options and warrants) during the period. The following is a reconciliation of the weighted average shares used in the calculation of basic and diluted EPS (in thousands):

                                                   1999        2000        2001
                                                  ------      ------     -------
Shares used in the calculation
   of basic EPS (weighted
   average shares outstanding) .............      22,862      22,967      24,045
Effect of dilutive potential
   securities ..............................         283         304         356
                                                  ------      ------     -------
Shares used in the calculation
   of diluted EPS ..........................      23,145      23,271      24,401

         The shares used in the calculation of diluted EPS exclude warrants and options to purchase shares where the exercise price was greater than the average market price of common shares for the year. Such shares aggregated 1,989,000, 3,396,000 and 2,842,000 at December 1999, 2000 and 2001, respectively.

RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform with the presentation used in 2001.

NOTE 2 -- BUSINESS ACQUISITIONS

         On August 11, 1999, we purchased certain assets of the powered surgical instrument business of 3M Company (the "Powered Instrument acquisition") for a purchase price of $40.0 million. The purchase price was funded through borrowings under our credit facility (Note 5). The Powered Instrument acquisition was accounted for using the purchase method in which the results of operations of the acquired business are included in our consolidated results from the date of acquisition. The acquired products, with annual revenues of approximately $20.0 million, complement our existing powered surgical instrument business. Goodwill associated with the Powered Instrument acquisition aggregated approximately $34.0 million and is being amortized on a straight-line basis over a 40-year period. In connection with the Powered Instrument acquisition, we increased the acquired value of inventory by $1.6 million. This inventory was sold during the quarter ended September 1999 resulting in a non-recurring adjustment to increase cost of sales during 1999 by $1.6 million. As a result of the adoption of SFAS 142, amortization of goodwill associated with the Powered Instrument acquisition has been discontinued effective January 1, 2002 (Note 1).

         On November 20, 2000 we acquired certain assets of the disposable minimally invasive surgical business of Imagyn Medical Technologies, Inc. (the "Imagyn acquisition") for a purchase price of $6.0 million. The Imagyn acquisition was accounted for using the purchase method in which the results of operations of the acquired business are included in our consolidated results from the date of acquisition. The acquisition was funded through borrowings under our revolving credit facility (Note 5). The acquired products, with annual sales of approximately $5.0 million, complement our existing minimally invasive surgical products business. Goodwill associated with the Imagyn acquisition aggregated approximately $4.8 million and is being amortized on a straight-line basis over a 40-year period. The Imagyn acquisition did not have a material effect on earnings per share in the year ended December 2000. As a result of the adoption of SFAS 142, amortization of goodwill associated with the Imagyn acquisition has been discontinued effective January 1, 2002 (Note 1).

         On June 11, 2001, we reached a definitive agreement to acquire the remaining assets of the minimally invasive surgical business of Imagyn Medical Technologies, Inc. that we did not acquire in November 2000 (the "second Imagyn acquisition"). The results of operations of the acquired business are included in our consolidated results from July 6, 2001, the date of acquisition. The new products, with expected annual revenues of $18.0 to

$20.0 million, complement our existing minimally invasive surgical products business. Under the terms of the acquisition agreement, we issued Imagyn
1,950,000 shares of CONMED common stock, valuing the transaction at $29.9 million based on the average market price of our common stock over the 2-day period before and after the terms of the acquisition were agreed to and announced. Goodwill associated with the second Imagyn acquisition aggregated approximately $26.7 million. In accordance with the transition provisions of SFAS 142, this goodwill has not been amortized. As discussed in Note 11, during the third and fourth quarters of 2001 we incurred certain nonrecurring costs aggregating approximately $1.5 million in connection with the second Imagyn acquisition which are included in cost of sales. The second Imagyn acquisition did not have a material effect on earnings per share in the year ended December 2001.

         On August 3, 2001, we purchased the real estate partnerships which own the Largo, Florida property leased by our Linvatec subsidiary for an aggregate purchase price of $22.7 million (the "Largo acquisition"). In connection with the acquisition, we assumed the existing debt on the property and financed the remainder with the seller (Note 5).

NOTE 3 -- INVENTORIES

         The components of inventory are as follows (in thousands):

                                                  2000            2001
                                             ------------    -------------
         Raw materials ................        $ 38,278        $ 38,101
         Work in process ..............          12,612          11,921
         Finished goods ...............          53,722          57,368
                                             ------------    -------------
                                               $104,612        $107,390
                                             ============    =============

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

         Details of property, plant and equipment are as follows (in thousands):

                                                   2000         2001
                                                ---------    ---------
         Land ...............................   $   1,511    $   4,004
         Building and improvements ..........      27,686       67,951
         Machinery and equipment ............      63,970       68,284
         Construction in progress ...........      12,283        1,955
                                                ---------    ---------
                                                  105,450      142,194
             Less:  Accumulated depreciation      (43,000)     (51,168)
                                                ---------    ---------
                                                $  62,450    $  91,026
                                                =========    =========

         We lease various manufacturing and office facilities and equipment under operating leases. Rental expense on these operating leases was approximately $2,935,000, $3,376,000 and $2,756,000 for the years ended December 1999, 2000 and 2001, respectively. The aggregate future minimum lease commitments for operating leases at December 2001 are as follows:

           YEAR ENDING DECEMBER (IN THOUSANDS):
           2002.....................................   $  1,624
           2003.....................................      1,255
           2004.....................................      1,036
           2005.....................................        962
           2006.....................................        933
           Thereafter...............................      1,950

NOTE 5 -- LONG TERM DEBT

         We have a credit agreement with several banks providing for a $490,000,000 senior credit facility. The senior credit facility is comprised of four sub-facilities: (i) a $210,000,000 five-year term loan with quarterly principal repayments; (ii) a $140,000,000 seven-year term loan with quarterly principal  repayments;  (iii) a $40,000,000  six-year  term loan with  quarterly principal repayments; and (iv) a $100,000,000 revolving credit facility. The revolving credit facility expires on December 30, 2002 and therefore has been classified in the current portion of long-term debt; it is expected to be renegotiated during 2002. During the commitment period, we are obligated to pay a fee of .375% per annum on the unused portion of the revolving credit facility. As of December 2001, we had $13,300,000, $77,220,000, $34,340,000 and
$58,000,000 outstanding under the five-year term loan, the seven-year term loan, the six year term loan and the revolving credit facility, respectively.

         The borrowings under the senior credit facility carry interest rates based on a spread over LIBOR or an alternative base interest rate. The covenants of the senior credit facility provide for increases and decreases to this interest rate spread based on our operating results. Additionally, certain events of default under the credit facility limit interest rate options available to us. The weighted average interest rates at December 2001 under the five-year term loan, the seven-year term loan, the six year term loan and the revolving credit facility, were 4.00%, 4.43%, 4.60% and 3.93%, respectively.

         The term debt and revolving credit facility are collateralized by substantially all of our personal property and assets, except for our accounts receivable and related rights which are pledged in connection with the accounts receivable sales agreement discussed in Note 1. The agreement contains covenants and restrictions which, among other things, require maintenance of certain working capital levels and financial ratios, prohibit dividend payments and restrict the incurrence of certain indebtedness and other activities, including acquisitions and dispositions. We are also required to make mandatory prepayments from net cash proceeds from any issue of equity and asset sales. Mandatory prepayments are to be applied first to the prepayment of the term loans and then to reduce borrowings under the revolving credit facility.

         The debt assumed in connection with the Largo acquisition (Note 2), consists of a note bearing interest at 7.50% per annum with semiannual payments of principal and interest through June 2009 (the "Class A note"); and a note bearing interest at 8.25% per annum compounded semiannually through June 2009, after which semiannual payments of principal and interest will commence, continuing through June 2019 (the "Class C note"). Additionally, there is a seller-financed note which bears interest at 6.50% per annum with monthly payments of principal and interest through July 2013 (the "Seller note"). The principal balances assumed on the Class A note, Class C note and Seller note aggregate $12,185,000, $6,191,000 and $4,228,000, respectively, at the date of acquisition. The principal balances outstanding related to the Largo acquisition, aggregated $11,724,000, $6,402,000 and $4,157,000, at December 2001
on the Class A note, Class C note and Seller note respectively. The Largo acquisition related debt is collateralized by, among other things, recorded and unrecorded mortgage liens on the Largo property.

         We have $130,000,000 of 9% Senior Subordinated Notes (the "Notes") outstanding. The Notes mature on March 15, 2008, unless previously redeemed by us. Interest on the Notes is payable semi-annually on March 15 and September 15 of each year. The Notes are redeemable for cash at anytime on or after March 15, 2003, at our option, in whole or in part, at the redemption prices set forth therein, plus accrued and unpaid interest to the date of redemption.

         As discussed in Note 1, we use an interest rate swap, a form of derivative financial instrument, to manage interest rate risk. We have designated as a cash-flow hedge, an interest rate swap which effectively converts $50,000,000 of LIBOR-based floating rate debt under our senior credit facility into fixed rate debt with a base interest rate of 7.01%. The interest rate swap expires in June 2003 and is included in liabilities on the balance sheet with a fair value approximating $3,072,000.

         Excluding the revolving credit facility which expires and is expected to be renegotiated in 2002, the scheduled maturities of long-term debt outstanding at December 2001 are as follows:

           YEAR ENDING DECEMBER (IN THOUSANDS):
           2002.....................................   $  15,429
           2003.....................................      43,364
           2004.....................................      36,749
           2005.....................................      35,181
           2006.....................................       1,943
           Thereafter...............................     145,263

NOTE 6 -- INCOME TAXES

         The  provision   for  income  taxes   consists  of  the  following  (in
thousands):

                                                 1999         2000         2001
                                               -------      -------      -------
Current tax expense:
   Federal ..............................      $ 5,027      $ 1,634      $ 3,565
   State ................................          350          300          400
   Foreign ..............................          922          956        1,201
                                               -------      -------      -------
                                                 6,299        2,890        5,166
Deferred income tax expense .............        8,978        7,974        8,562
                                               -------      -------      -------
   Provision for income taxes ...........      $15,277      $10,864      $13,728
                                               =======      =======      =======

         A reconciliation between income taxes computed at the statutory federal rate and the provision for income taxes follows (in thousands):

                                                 1999         2000        2001
                                               --------    ---------   ---------
Tax provision at statutory
   rate based on income before
   income taxes and extraordinary
   item ....................................   $ 14,853    $ 10,562    $ 13,347
Foreign sales corporation ..................       (543)       (725)       (894)
State taxes ................................        257         180         270
Nondeductible intangible amortization ......        320         321         320
Other nondeductible permanent
   differences .............................        270         200         220
Other, net .................................        120         326         465
                                               --------    ---------   ---------
                                               $ 15,277    $ 10,864    $ 13,728
                                               ========    =========   =========

         The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 2000 and 2001 are as follows (in thousands):

                                                            2000         2001
                                                          --------     ---------
Assets:
      Receivables ....................................    $    138     $    225
      Inventory ......................................       1,115          870
      Deferred compensation ..........................         761          943
      Employee benefits ..............................         221          428
      Deferred rent ..................................         570         --

      Additional minimum pension liability ...........        --            597
      Interest rate swap .............................        --          1,106
      Other ..........................................       1,011          164
      Net operating losses of acquired subsidiary ....       3,834        3,410
      Valuation allowance for deferred tax assets ....      (3,834)      (3,410)
                                                          --------     ---------
                                                             3,816        4,333
                                                          --------     ---------

Liabilities:
      Goodwill and intangible assets .................      11,559       17,757
      Depreciation ...................................       2,650        4,126
                                                          --------     ---------
                                                            14,209       21,883
                                                          --------     ---------

Net liability ........................................    $(10,393)    $(17,550)
                                                          ========     =========

         Net operating losses related to an acquisition are subject to certain limitations and expire over the period 2008 to 2010. Management has established a valuation allowance of $3,410,000 to reflect the uncertainty of realizing the benefit of certain of these carryforwards.

NOTE 7 -- SHAREHOLDERS' EQUITY

         The shareholders have authorized 500,000 shares of preferred stock, par value $.01 per share, which may be issued in one or more series by the Board of Directors without further action by the shareholders. As of December 2001, no preferred stock had been issued.

         On August 8, 2001, our Board of Directors declared a three-for-two split of our common stock to be effected in the form of a common stock dividend. This dividend was payable on September 7, 2001 to shareholders of record on August 21, 2001. Accordingly, common stock, the number of shares outstanding, earnings per share, incentive stock option activity and the number of shares used in the calculation of earnings per share have all been restated to retroactively reflect the split.

         In connection with the 1997 acquisition of Linvatec Corporation, we issued to Bristol-Myers Squibb Company a ten-year warrant to purchase 1.5 million shares of our common stock at a price of $22.82 per share.

         We have reserved shares of common stock for issuance to employees and directors under four stock option plans (the "Plans"). The exercise price on all outstanding options is equal to the quoted fair market value of the stock at the date of grant. Stock options are non-transferable other than on death and generally become exercisable over a five year period from date of grant and expire ten years from date of grant.

         The following is a summary of incentive stock option activity under the Plans (in thousands, except per share amounts):

                                                                WEIGHTED-AVERAGE
                                             NUMBER OF SHARES    EXERCISE PRICE
                                             ----------------   ----------------
Outstanding at December 1998.............         2,250             $  11.93
      Granted during 1999................           602                19.75
      Forfeited..........................           (14)               15.27
      Exercised..........................          (182)                8.88
                                             ----------------   ----------------

Outstanding at December 1999.............         2,656                13.96
      Granted during 2000................           684                14.05
      Forfeited..........................          (209)               17.20
      Exercised..........................           (72)                6.23
                                             ----------------   ----------------

Outstanding at December 2000.............         3,059                13.91
      Granted during 2001................           709                15.59
      Forfeited..........................           (75)               18.86
      Exercised..........................          (259)                7.07
                                             ----------------   ----------------

Outstanding at December 2001.............         3,434             $  14.69
                                             ================   ================

Exercisable:
      December 1999......................         1,418             $  10.89
      December 2000......................         1,674                12.31
      December 2001......................         1,954                13.59


                     STOCK OPTIONS    WEIGHTED AVERAGE      WEIGHTED      STOCK OPTIONS        WEIGHTED
RANGE OF EXERCISE    OUTSTANDING AT     REMAINING LIFE       AVERAGE      EXERCISABLE AT       AVERAGE
     PRICES          DECEMBER 2001        (YEARS)        EXERCISE PRICE    DECEMBER 2001    EXERCISE PRICE
-----------------    --------------   ----------------   --------------   --------------    --------------
Less than $5.00          42,000             1.6             $  3.57           42,000           $  3.57
$5.00 to $7.50          392,000             1.5                7.05          392,000              7.05
$7.50 to $10.00         287,000             7.8                9.01          224,000              8.97
$10.00 to $15.00        905,000             8.0               13.83          287,000             13.25
$15.00 to $17.50      1,000,000             6.6               16.36          638,000             16.34
$17.50 to $20.00        471,000             7.6               19.05          222,000             19.31
$20.00 to $23.00        337,000             7.4               21.07          149,000             20.87

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") defines a fair value based method of accounting for an employee stock option whereby compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. A company may elect to adopt SFAS 123 or elect to continue accounting for its stock option or similar equity awards using the method of accounting prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", where compensation cost is measured at the date of grant based on the excess of the market value of the underlying stock over the exercise price. We have elected to continue to account for our stock-based compensation plans under the provisions of APB No. 25. No compensation expense has been recognized in the accompanying financial statements relative to our stock option plans.

         Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if we had accounted for our employee stock options under the fair value method of that statement. The weighted average fair value of options granted in 1999, 2000 and 2001 was $8.85, $8.55 and $7.39, respectively. The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for options granted in 1999, 2000 and 2001, respectively: Risk-free interest rates of 6.46%, 5.06% and 4.38%; volatility factors of the expected market price of the Company's common stock of 39.23%, 68.01% and 48.04%; a weighted-average expected life of the option of five years; and that no dividends would be paid on common stock.

         For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for earnings per share information):

                                        1999           2000           2001
                                      -------        -------        -------
Net income - as reported........      $27,159        $19,314        $24,406
Net income - pro forma..........       24,678         16,167         21,561

EPS - as reported:
     Basic......................         1.19            .84           1.02
     Diluted....................         1.17            .83           1.00

EPS - pro forma
     Basic......................         1.08            .70            .90
     Diluted....................         1.07            .69            .88


NOTE 8 -- BUSINESS SEGMENTS, GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

         CONMED's business is organized, managed and internally reported as a single segment comprised of medical instruments and systems used in surgical and other medical procedures. We believe our product lines have similar economic, operating and other related characteristics.

         The following is net sales information for geographic areas (in thousands):

                                          1999            2000            2001
                                        --------        --------        --------
United States ..................        $285,048        $288,514        $306,306
All other countries ............          91,178         107,359         122,416
                                        --------        --------        --------
Total ..........................        $376,226        $395,873        $428,722
                                        ========        ========        ========

         There were no significant investments in long-lived assets located outside the United States at December 2000 and 2001.

NOTE 9 -- PENSION PLANS

         We maintain defined benefit plans covering substantially all employees. We make annual contributions to the plans equal to the maximum deduction allowed for federal income tax purposes.

         Net pension cost for 1999, 2000 and 2001 included the following components (in thousands):

                                                1999         2000         2001
                                              -------      -------      --------
Service cost - benefits earned
  during the period .....................     $ 2,592      $ 2,658      $ 3,622
Interest cost on projected benefit
  obligation ............................       1,349        1,608        1,785
Expected return on plan assets ..........      (1,090)      (1,121)      (1,211)
Net amortization and deferral ...........          41           21          166
                                              -------      -------      --------
Net pension cost ........................     $ 2,892      $ 3,166      $ 4,362
                                              =======      =======      ========

         The following table sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at December 2000 and 2001 (in thousands):


                                                            2000          2001
                                                          --------     ---------
CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation at beginning of year ....    $ 19,737     $ 22,949
Service cost .........................................       2,658        3,622
Interest cost ........................................       1,608        1,785
Actuarial loss (gain) ................................       2,834        4,597
Benefits paid ........................................      (3,888)      (3,205)
                                                          --------     ---------
Projected benefit obligation at end of year ..........    $ 22,949     $ 29,748
                                                          --------     ---------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year .......    $ 12,759     $ 13,077
Actual return on plan assets .........................         312          432
Employer contribution ................................       3,894        6,659
Benefits paid ........................................      (3,888)      (3,205)
                                                          --------     ---------
Fair value of plan assets at end of year .............    $ 13,077     $ 16,963
                                                          --------     ---------

CHANGE IN FUNDED STATUS
Funded status ........................................    $  9,872     $ 12,785
Unrecognized net actuarial loss ......................      (3,837)      (9,062)
Unrecognized transition liability ....................         (60)         (56)
Unrecognized prior service cost ......................        (151)        (140)
Additional minimum pension liability .................        --          1,659
                                                          --------     ---------
Accrued pension cost .................................    $  5,824     $  5,186
                                                          ========     =========

         For 1999, 2000 and 2001 actuarial calculation purposes, the weighted average discount rate was 7.0%, 7.5% and 7.0%, respectively, the expected long term rate of return was 8.0% and the rate of increase in future compensation levels was 4.5%.

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $16,447,000, $11,672,000 and $8,087,000 respectively, as of December 2001. CONMED common stock valued at $315,000 and $550,000 was held by the plans at December 2000 and 2001, respectively.

NOTE 10 -- LEGAL MATTERS

         From time to time, we have been named as a defendant in certain lawsuits alleging product liability, patent infringement, or other claims incurred in the ordinary course of business. Certain of these claims are covered by various insurance policies, subject to deductible amounts and maximum policy limits. Ultimate liability with respect to these contingencies, if any, is not considered to be material to the consolidated financial statements of the Company.

NOTE 11 -- UNUSUAL ITEMS

         During the quarter ended December 1999, we recognized a benefit related to a previously recorded litigation accrual which was settled on favorable terms. This nonrecurring benefit amounted to $1,256,000, before income taxes, or $.03 per diluted share and is included in selling and administrative expense.

         During the quarter ended June 2000, we announced we would replace our arthroscopy direct sales force with non-stocking, exclusive sales agent groups in certain geographic regions of the United States. As a result, we incurred a severance charge of $1,509,000, before income taxes, or $.04 per diluted share, in the second quarter of 2000. This nonrecurring charge is included in selling and administrative expense.

         As discussed in Note 2, during the third and fourth quarters of 2001, we incurred certain charges related to the second Imagyn acquisition. These costs were primarily related to the transition in manufacturing of the Imagyn product lines from Imagyn's Richland, Michigan facility to our manufacturing plants in Utica, New York. Such costs totaled $886,000 and $681,000, respectively, before income taxes, or $.02 per diluted share in each of the third and fourth quarters of 2001. These nonrecurring charges are included in cost of sales.

NOTE 12 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

         Selected quarterly financial data for 2000 and 2001 are as follows (in thousands, except per share amounts):

                                               THREE MONTHS ENDED
                               -------------------------------------------------
                                 MARCH       JUNE       SEPTEMBER     DECEMBER
                               ---------   ---------  ------------  ------------
2000
Net sales..................    $102,811     $97,878     $92,838      $102,346
Gross profit...............      54,150      50,551      48,702        54,247
Net income.................       7,409       3,516       2,729         5,660
Earnings per share:
     Basic.................        0.32        0.15        0.12          0.25
     Diluted...............        0.32        0.15        0.12          0.24

2001
Net sales..................    $105,909    $104,171    $105,318      $113,324
Gross profit...............      56,235      54,206      53,986        59,921
Net income.................       6,003       5,734       5,015         7,654
Earnings per share:
     Basic.................        0.26        0.25        0.20          0.30
     Diluted...............        0.26        0.25        0.20          0.30

         As discussed in Note 11, during the quarter ended June 2000, we incurred a severance charge of $1,509,000, before income taxes, or $.04 per diluted share, related to a restructuring of our arthroscopy sales force. This nonrecurring charge is included in selling and administrative expense.

         As discussed in Notes 2 and 11, during the third and fourth quarters of 2001, we incurred certain transition charges related to the second Imagyn acquisition. Such costs totaled $886,000 and $681,000, respectively, before income taxes, or $.02 per diluted share in each of the third and fourth quarters of 2001. These nonrecurring charges are included in cost of sales.

NOTE 13 -- GUARANTOR FINANCIAL STATEMENTS

         Our credit facility and subordinated notes (the "Notes") are guaranteed (the "Subsidiary Guarantees") by each of our subsidiaries (the "Subsidiary
Guarantors") except CRC (the "Non-Guarantor Subsidiary"). The Subsidiary Guarantees provide that each Subsidiary Guarantor will fully and unconditionally guarantee our obligations under the credit facility and the Notes on a joint and several basis. Each Subsidiary Guarantor and Non-Guarantor Subsidiary is wholly-owned by CONMED Corporation. The following supplemental financial information sets forth on a condensed consolidating basis, consolidating balance sheet, statement of income and statement of cash flows for the Parent Company Only, Subsidiary Guarantors and Non-Guarantor Subsidiary and for the Company as of December 2000 and 2001 and for the years ended December 1999, 2000 and 2001.

                                      CONSOLIDATING CONDENSED BALANCE SHEET
                                                  DECEMBER 2000
                                                 (in thousands)

                                                    PARENT
                                                    COMPANY         SUBSIDIARY                         COMPANY
                                                      ONLY          GUARANTORS     ELIMINATIONS         TOTAL
                                                   ---------        ----------     ------------       ---------
ASSETS
Current assets:
   Cash and cash equivalents ...............       $      --        $   3,470        $    --          $   3,470
   Accounts receivable, net ................          35,218           43,408             --             78,626
   Inventories .............................          20,174           84,438             --            104,612
   Deferred income taxes ...................           1,761             --               --              1,761
   Prepaid expenses and other current assets             598            2,964             --              3,562
                                                   ---------        ----------     ------------       ---------
      Total current assets .................          57,751          134,280             --            192,031
                                                   ---------        ----------     ------------       ---------
Property, plant and equipment, net .........          38,275           24,175             --             62,450
Goodwill, net ..............................          61,651          164,150             --            225,801
Other intangible assets, net ...............           7,498          187,510             --            195,008
Other assets ...............................         473,408            5,217         (474,344)           4,281
                                                   ---------        ----------     ------------       ---------
   Total assets ............................       $ 638,583        $ 515,332        $(474,344)       $ 679,571
                                                   =========        ==========     ============       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt .......       $  36,068        $    --          $    --          $  36,068
   Accounts payable ........................           4,398           15,952             --             20,350
   Accrued compensation ....................           2,147            7,766             --              9,913
   Income taxes payable ....................           1,338              641             --              1,979
   Accrued interest ........................           5,130             --               --              5,130
   Other current liabilities ...............           1,890            2,946             --              4,836
                                                   ---------        ----------     ------------       ---------
      Total current liabilities ............          50,971           27,305             --             78,276
                                                   ---------        ----------     ------------       ---------

Long-term debt .............................         342,680             --               --            342,680
Deferred income taxes ......................          12,154             --               --             12,154
Other long-term liabilities ................           2,175          349,295         (335,612)          15,858
                                                   ---------        ----------     ------------       ---------
   Total liabilities .......................         407,980          376,600         (335,612)         448,968
                                                   ---------        ----------     ------------       ---------

Shareholders' equity:
   Preferred stock .........................            --               --               --               --
   Common stock ............................             230                1               (1)             230
   Paid-in capital .........................         127,985             --               --            127,985
   Retained earnings .......................         103,834          139,758         (139,758)         103,834
   Accumulated other comprehensive loss ....          (1,027)          (1,027)           1,027           (1,027)
   Less common stock in treasury, at cost ..            (419)            --               --               (419)
                                                   ---------        ----------     ------------       ---------
      Total shareholders' equity ...........         230,603          138,732         (138,732)         230,603
                                                   ---------        ----------     ------------       ---------
        Total liabilities and shareholders'
        equity .............................       $ 638,583        $ 515,332        $(474,344)       $ 679,571
                                                   =========        ==========     ============       =========

                                                    CONMED CORPORATION
                                          CONSOLIDATING CONDENSED BALANCE SHEET
                                                      DECEMBER 2001
                                                      (in thousands)

                                            PARENT                              NON-
                                            COMPANY         SUBSIDIARY       GUARANTOR                          COMPANY
                                             ONLY           GUARANTORS       SUBSIDIARY     ELIMINATIONS         TOTAL
                                           ---------        ----------       ----------     ------------      ----------
ASSETS
Current assets:
   Cash and cash equivalents .......       $    --          $   1,181        $     221       $    --          $   1,402
   Accounts receivable, net ........            --              7,198           43,990            --             51,188
   Inventories .....................          23,045           84,345             --              --            107,390
   Deferred income taxes ...........           1,105             --               --              --              1,105
   Prepaid expenses and other
     current assets ................             831            2,633             --              --              3,464
                                           ---------        ----------       ----------     ------------      ----------
      Total current assets .........          24,981           95,357           44,211            --            164,549
                                           ---------        ----------       ----------     ------------      ----------
Property, plant and equipment, net .          45,856           45,170             --              --             91,026
Goodwill, net ......................          86,412          164,728             --              --            251,140
Other intangible assets, net .......           8,177          181,575             --              --            189,752
Other assets .......................         477,798            2,376             --          (475,033)           5,141
                                           ---------        ----------       ----------     ------------      ----------
   Total assets ....................       $ 643,224        $ 489,206        $  44,211       $(475,033)       $ 701,608
                                           =========        ==========       ==========     ============      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-
      term debt ....................       $  72,241        $   1,188        $    --         $    --          $  73,429
   Accounts payable ................           5,078           14,799             --              --             19,877
   Accrued compensation ............           3,979            7,884             --              --             11,863
   Income taxes payable ............           2,372              135             --              --              2,507
   Accrued interest ................           4,760               37              157            --              4,954
   Other current liabilities .......           4,634            2,573             --              --              7,207
                                           ---------        ----------       ----------     ------------      ----------
      Total current liabilities ....          93,064           26,616              157            --            119,837
                                           ---------        ----------       ----------     ------------      ----------

Long-term debt .....................         241,404           21,096             --              --            262,500
Deferred income taxes ..............          18,655             --               --              --             18,655
Other long-term liabilities ........           6,467          285,329           41,947        (316,761)          16,982
                                           ---------        ----------       ----------     ------------      ----------
   Total liabilities ...............         359,590          333,041           42,104        (316,761)         417,974
                                           ---------        ----------       ----------     ------------      ----------

Shareholders' equity:
   Preferred stock .................            --               --               --              --               --
   Common stock ....................             253                1             --                (1)             253
   Paid-in capital .................         160,757             --              2,000          (2,000)         160,757
   Retained earnings ...............         128,240          158,333              107        (158,440)         128,240
   Accumulated other
     comprehensive loss ............          (5,197)          (2,169)            --             2,169           (5,197)
   Less common stock in treasury,
     at cost .......................            (419)            --               --              --               (419)
                                           ---------        ----------       ----------     ------------      ----------
      Total shareholders' equity ...         283,634          156,165            2,107        (158,272)         283,634
                                           ---------        ----------       ----------     ------------      ----------
        Total liabilities and
        shareholders' equity .......       $ 643,224        $ 489,206        $  44,211       $(475,033)       $ 701,608
                                           =========        ==========       ==========     ============      ==========

                                                  CONMED CORPORATION
                                     CONSOLIDATING CONDENSED STATEMENT OF INCOME
                                               YEAR ENDED DECEMBER 1999
                                                    (in thousands)

                                                         PARENT        SUBSIDIARY
                                                      COMPANY ONLY     GUARANTORS      ELIMINATIONS    COMPANY TOTAL
                                                      ------------     ----------      ------------    -------------
Net sales......................................        $ 83,612        $292,614         $     --         $376,226
                                                      ------------     ----------      ------------    -------------

Cost of sales..................................          47,178         131,302               --          178,480

Selling and administrative expense.............          26,338          84,504               --          110,842

Research and development expense...............           1,626          10,482               --           12,108
                                                      ------------     ----------      ------------    -------------

                                                         75,142         226,288               --          301,430
                                                      ------------     ----------      ------------    -------------

Income from operations.........................           8,470          66,326               --           74,796

Interest expense, net..........................              --          32,360               --           32,360
                                                      ------------     ----------      ------------    -------------

Income before income taxes.....................           8,470          33,966               --           42,436

Provision for income taxes.....................           3,049          12,228               --           15,277
                                                      ------------     ----------      ------------    -------------

Income before equity in earnings of unconsolidated
     subsidiaries..............................           5,421          21,738               --           27,159

Equity in earnings of unconsolidated Subsidiaries        21,738               -          (21,738)              --
                                                      ------------     ----------      ------------    -------------

Net income.....................................       $  27,159        $ 21,738        $ (21,738)        $ 27,159
                                                      ============     ==========      ============    =============

                                                  CONMED CORPORATION
                                     CONSOLIDATING CONDENSED STATEMENT OF INCOME
                                               YEAR ENDED DECEMBER 2000
                                                    (in thousands)

                                                         PARENT        SUBSIDIARY
                                                      COMPANY ONLY     GUARANTORS      ELIMINATIONS    COMPANY TOTAL
                                                      ------------   ------------      ------------    -------------
Net sales......................................        $ 73,632      $322,241          $     --         $395,873
                                                      ------------   ------------      ------------    -------------

Cost of sales..................................          42,461       145,762                --          188,223

Selling and administrative expense.............          20,015       108,301                --          128,316

Research and development expense...............           1,907        12,963                --           14,870
                                                      ------------   ------------      ------------    -------------

                                                         64,383       267,026                --          331,409
                                                      ------------   ------------      ------------    -------------

Income from operations.........................           9,249        55,215                --           64,464

Interest expense, net..........................              --        34,286                --           34,286
                                                      ------------   ------------      ------------    -------------

Income before income taxes.....................           9,249        20,929                --           30,178

Provision for income taxes.....................           3,330         7,534                --           10,864
                                                      ------------   ------------      ------------    -------------

Income before equity in earnings of unconsolidated
     subsidiaries..............................           5,919        13,395                --           19,314

Equity in earnings of unconsolidated subsidiaries        13,395            --           (13,395)              --
                                                      ------------   ------------      ------------    -------------

Net income.....................................        $ 19,314      $ 13,395          $(13,395)        $ 19,314
                                                      ============   ============      ============    =============

                                                 CONMED CORPORATION
                                    CONSOLIDATING CONDENSED STATEMENT OF INCOME
                                              YEAR ENDED DECEMBER 2001
                                                   (in thousands)


                                         PARENT      SUBSIDIARY    NON-GUARANTOR
                                      COMPANY ONLY   GUARANTORS      SUBSIDIARY      ELIMINATIONS    COMPANY TOTAL
                                      ------------   ----------      ----------      ------------    -------------
Net sales........................       $91,609       $337,113        $     --         $     --         $428,722
                                      ------------   ----------      ----------      ------------    -------------

Cost of sales....................        53,534        150,840              --               --          204,374

Selling and administrative expense       27,620        113,302            (362)               -          140,560


Research and development expense.         1,511         13,319              --               --           14,830
                                      ------------   ----------      ----------      ------------    -------------

                                         82,665        277,461            (362)              --          359,764
                                      ------------   ----------      ----------      ------------    -------------

Income from operations...........         8,944         59,652             362                -           68,958

Interest expense, net............            --         30,629             195               --           30,824
                                      ------------   ----------      ----------      ------------    -------------

Income before income taxes.......         8,944         29,023             167               --           38,134

Provision for income taxes.......         3,220         10,448              60               --           13,728
                                      ------------   ----------      ----------      ------------    -------------

Income before equity in earnings of
   unconsolidated subsidiaries...         5,724         18,575             107               --           24,406

Equity in earnings of
   unconsolidated
   subsidiaries..................        18,682             --              --          (18,682)              --
                                      ------------   ----------      ----------      ------------    -------------

Net income.......................       $24,406       $ 18,575        $    107         $(18,682)        $ 24,406
                                      ============   ==========      ==========      ============    =============

                                                  CONMED CORPORATION
                                    CONSOLIDATING CONDENSED STATMENT OF CASH FLOWS
                                               YEAR ENDED DECEMBER 1999
                                                    (in thousands)


                                                        PARENT         SUBSIDIARY
                                                     COMPANY ONLY      GUARANTORS      ELIMINATIONS    COMPANY TOTAL
                                                     ------------      ----------      ------------    -------------
Net cash flows from operating activities.......         $11,784        $ 25,657          $     --        $  37,441
                                                     ------------      ----------      ------------    -------------

Cash flows from investing activities:
     Distributions to subsidiaries.............         (21,885)             --            21,885               --
     Payments related to business acquisitions.              --         (40,585)               --          (40,585)
     Purchases of property, plant and equipment          (4,801)         (4,551)               --           (9,352)
        Net cash provided (used) by investing        ------------      ----------      ------------    -------------
        activities.............................         (26,686)        (45,136)           21,885          (49,937)
                                                     ------------      ----------      ------------    -------------

Cash flows from financing:
     Proceeds of long-term debt................          40,900              --                --           40,900
     Distributions from parent.................              --          21,885           (21,885)              --
     Repayments under revolving credit facility          (8,000)             --                --           (8,000)
     Proceeds from issuance of common stock....           1,612              --                --            1,612
     Payments related to issuance of long-term
      debt                                                 (661)             --                --             (661)
     Payments on long-term debt................         (23,103)             --                --          (23,103)
        Net cash provided (used)by financing         ------------      ----------      ------------    -------------
        activities.............................          10,748          21,885           (21,885)          10,748
                                                     ------------      ----------      ------------    -------------

Effect of exchange rate changes on cash
      and cash equivalents.....................              --            (411)               --             (411)
                                                     ------------      ----------      ------------    -------------

Net decrease in cash and cash equivalents......          (4,154)          1,995                --           (2,159)

Cash and cash equivalents at beginning
      of period................................           4,752           1,154                --            5,906
                                                     ------------      ----------      ------------    -------------

Cash and cash equivalents at end of period.....         $   598        $  3,149          $     --         $  3,747
                                                     ============      ==========      ============    =============

                                                  CONMED CORPORATION
                                   CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS
                                               YEAR ENDED DECEMBER 2000
                                                    (in thousands)

                                                        PARENT         SUBSIDIARY
                                                     COMPANY ONLY      GUARANTORS      ELIMINATIONS    COMPANY TOTAL
                                                     ------------      ----------      ------------    -------------
Net cash flows from operating activities.......         $18,238         $17,712           $    --         $ 35,950
                                                     ------------      ----------      ------------    -------------

Cash flows from investing activities:
     Distributions from subsidiaries...........          13,618              --           (13,618)              --
     Payments related to business acquisitions.          (6,042)             --                --           (6,042)
     Purchases of property, plant and
        equipment..............................         (10,940)         (3,110)               --          (14,050)
     Net cash provided (used) by investing           ------------      ----------      ------------    -------------
        activities.............................          (3,364)         (3,110)          (13,618)         (20,092)
                                                     ------------      ----------      ------------    -------------

Cash flows from financing:
     Distributions to parent...................              --         (13,618)           13,618               --
     Borrowings under revolving credit
        facility...............................          17,000              --                --           17,000
     Proceeds from issuance of common stock....             449              --                --              449
     Payments on long-term debt................         (32,921)             --                --          (32,921)
        Net cash provided (used) by financing        ------------      ----------      ------------    -------------
        activities.............................         (15,472)        (13,618)           13,618          (15,472)
                                                     ------------      ----------      ------------    -------------

Effect of exchange rate changes on cash
     and cash equivalents......................              --            (663)               --             (663)
                                                     ------------      ----------      ------------    -------------

Net increase (decrease) in cash and cash
     equivalents...............................            (598)            321                --             (277)

Cash and cash equivalents at beginning
     of period.................................             598           3,149                --            3,747
                                                     ------------      ----------      ------------    -------------

Cash and cash equivalents at end of period.....         $    --        $  3,470           $    --         $  3,470
                                                     ============      ==========      ============    =============

                                                  CONMED CORPORATION
                                        CONSOLIDATING STATEMENT OF CASH FLOWS
                                               YEAR ENDED DECEMBER 2001
                                                    (in thousands)

                                             PARENT       SUBSIDIARY    NON-GUARANTOR                      COMPANY
                                          COMPANY ONLY    GUARANTORS      SUBSIDIARY     ELIMINATIONS       TOTAL
                                          ------------    ----------      ----------     ------------     ----------
Net cash flows from operating activities      $44,301      $ 74,574         $40,264        $(81,990)         $77,149
                                          ------------    ----------      ----------     ------------     ----------

Cash flows from investing activities:
   Distributions from subsidiaries...          71,629            --              --         (71,629)              --
   Note payable from subsidiary......         (41,947)           --              --          41,947               --
   Net purchases of accounts
      receivable.....................              --            --         (81,990)         81,990
   Purchases of property, plant
      and equipment..................         (10,390)       (4,053)             --              --          (14,443)
      Net cash provided (used) by         ------------    ----------      ----------     ------------     ----------
        investing activities.........          19,292        (4,053)        (81,990)         52,308          (14,443)
                                          ------------    ----------      ----------     ------------     ----------

Cash flows from financing:
   Distributions to parent...........              --       (71,629)             --          71,629               --
   Note payable to parent company....              --            --          41,947         (41,947)              --
   Borrowings under revolving
      credit facility................          11,000            --              --              --           11,000
   Proceeds from issuance of
      common stock...................           1,830            --              --              --            1,830
   Payments on long-term debt........         (76,423)           --              --              --          (76,423)
   Net cash provided (used) by             ------------    ----------      ----------     ------------     ----------
      financing activities...........         (63,593)      (71,629)         41,947          29,682         $(63,593)
                                          ------------    ----------      ----------     ------------     ----------

Effect of exchange rate changes
   on cash and cash equivalents......              --        (1,181)             --              --         $ (1,181)
                                          ------------    ----------      ----------     ------------     ----------

Net increase (decrease) in cash and
   cash equivalents..................              --        (2,289)            221              --           (2,068)

Cash and cash equivalents at
   beginning of period...............              --         3,470              --              --            3,470
                                          ------------    ----------      ----------     ------------     ----------

Cash and cash equivalents at end of
   period............................         $    --      $  1,181         $   221        $     --          $ 1,402
                                          ============    ==========      ==========     ============     ==========

================================================================================



                                3,000,000 Shares


                               CONMED Corporation


                                  Common Stock


                                      LOGO


                               ------------------

                                   PROSPECTUS

                              __________ ___, 2002


                               ------------------



                              Salomon Smith Barney

                                   UBS Warburg

                             Needham & Company, Inc.

                            First Albany Corporation

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution*

         The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.


         SEC registration fee...............................   $8,026
         NASD filing fee....................................    9,224
         Blue sky fees and expenses.........................
         Printing and engraving expenses....................
         Legal fees and expenses............................
         Accounting fees and expenses.......................
         Transfer agent fees and expenses...................
         Listing fee........................................
         Miscellaneous......................................
                                                               ------------

                 Total......................................   $
                                                               ============

* All amounts are estimated except for the SEC registration fee and NASD filing fee.

Item 15.  Indemnification of Officers and Directors

         Section 722 of the New York Business Corporation Law (the "New York Law") provides that a corporation may indemnify an officer or director, in the case of third party actions, against judgments, fines, amounts paid in settlement and reasonable expenses and, in the case of derivative actions, against amounts paid in settlement and reasonable expenses, if the director or officer "acted, in good faith, for a purpose which he reasonably believed to be in . . . the best interests of the corporation" and, in the case of criminal actions, "had no reasonable cause to believe that his conduct was unlawful." Statutory indemnification may not be provided in derivative actions in respect of a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

         As contemplated by New York Law Section 721, CONMED's Bylaws, as amended on December 26, 1990, provide a broader basis for indemnification in accordance with and as permitted by New York Law Article 7.

         Section 6.6 of CONMED's Bylaws provides as follows:

                  Section 6.6 Indemnification. The Corporation shall indemnify each person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of the Corporation, or serves or served at the request of the Corporation, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the Corporation has given its prior consent to such settlement or other disposition.

                  The Corporation may advance or promptly reimburse upon request any person entitled to indemnification hereunder for all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such person shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

                  Anything in these bylaws to the contrary notwithstanding, no elimination of this bylaw, and no amendment of this bylaw adversely affecting the right of any person to indemnification or advancement of expenses hereunder, shall be effective until the 60th day following notice to such person of such action, and no elimination of or amendment to this bylaw shall deprive any person of his or her rights hereunder arising out of alleged or actual occurrences, acts or failures to act prior to such 60th day.

                  The Corporation shall not, except by elimination or amendment of this bylaw in a manner consistent with the preceding paragraph, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of this bylaw. The indemnification of any person provided by this bylaw shall continue after such person has ceased to be a director, officer or employee of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.

                  The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law as it currently exists, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to this bylaw, it being expressly recognized hereby that all directors, officers and employees of the Corporation, by serving as such after the adoption hereof, are acting in reliance hereon and that the Corporation is estopped to contend otherwise.

                  In case any provision in this bylaw shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors, officers and employees, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

                  For purposes of this bylaw, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his or her duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan, and excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered indemnifiable expenses. For purposes of this bylaw, the term "Corporation" shall include any legal successor to the Corporation, including any corporation which acquires all or substantially all of the assets of the Corporation in one or more transactions.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit No.   Description
-----------   -----------
1             Form of Underwriting Agreement between the Company and the
                 Underwriters.*
5.1           Opinion of Sullivan & Cromwell, as to validity of the common stock.*
23.1          Consent of PricewaterhouseCoopers LLP.
23.2          Consent of Sullivan & Cromwell (included in Exhibit 5.1).
24.1          Powers of Attorney (included in the signature pages of this
                 Registration Statement).
----------------

* To be filed by Amendment.

Item  17.  Undertakings

         The undersigned registrant hereby undertakes:

                  (1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise (other than pursuant to insurance), the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the

         Securities Act and may, therefore, be unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding and other than insurance payments) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Utica and the State of New York, on this 30th day of April, 2002.

                                     CONMED Corporation



                                     By:      /s/ Joseph J. Corasanti
                                        -----------------------------------
                                     Name:  Joseph J. Corasanti
                                     Title: President & Chief Operating Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph J. Corasanti and Daniel S. Jonas, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 30, 2002.


                   Signature                               Title
                   ---------                               -----

/s/ Eugene R. Corasanti                            Chairman of the Board
---------------------------                Chief Executive Officer and Director
Eugene R. Corasanti

/s/ Robert D. Shallish, Jr.                        Vice President-Finance
---------------------------                     and Chief Financial Officer
Robert D. Shallish, Jr.                        (Principal Financial Officer)

/s/ Joseph J. Corasanti                          President, Chief Operating
---------------------------                         Officer and Director
Joseph J. Corasanti

/s/ Luke A. Pomilio                        Vice President - Corporate Controller
---------------------------                    (Principal Accounting Officer)
Luke A. Pomilio

/s/ Bruce F. Daniels                                      Director
---------------------------
Bruce F. Daniels

                   Signature                               Title
                   ---------                               -----

/s/ Robert E. Remmell                                     Director
---------------------------
Robert E. Remmell

/s/ William D. Matthews                                   Director
---------------------------
William D. Matthews

/s/ Stuart J. Schwartz                                    Director
-------------------------
Stuart J. Schwartz

NY12530:229547.7
                                  EXHIBIT INDEX

Exhibit No.                  Description                       Location
-----------                  -----------                       --------
    1        Form of Underwriting Agreement between   To be filed by Amendment.
             the Company and the Underwriters
   5.1       Opinion of Sullivan & Cromwell as to     To be filed by Amendment.
             the validity of the common stock
  23.1       Consent of PricewaterhouseCoopers LLP    Filed herewith.
  23.2       Consent of Sullivan & Cromwell           Included in Exhibit 5.1.
  24.1       Powers of Attorney                       Included in signature
                                                      pages of this Registration
                                                      Statement.